As filed with the Securities and Exchange Commission on October 5, 2007

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

FLO Corporation

(Name of Small Business Issuer in its charter)

Delaware	20-8651669
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14000 Thunderbolt Place, Building R, Chantilly, Virginia	20151
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: (425) 278-1247

Copies to:

Glenn L. Argenbright	W. Michael Hutchings, Esq.
FLO Corporation	Byron Dailey, Esq.
14000 Thunderbolt Place, Building R	DLA Piper US LLP
Chantilly, Virginia 20151	701 Fifth Avenue, Suite 7000
Seattle, Washington 98104
(206) 839-4800

Securities to be registered under Section 12(b) of the Act:

Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of class)

INTRODUCTORY NOTE

Special Note Regarding Forward-Looking Statements

This registration statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will” and similar terms and phrases, including references to assumptions. Such statements are based on current expectations, are inherently uncertain and are subject to changing assumptions.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from historical results or future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors described under the subheading “Risk Factors” in Part I, Item 1 of this registration statement.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. In addition to other factors that affect our operating results and financial position, neither past financial performance nor our expectations should be considered reliable indicators of future performance. You should not use historical trends to anticipate results or trends in future periods. Any of the factors discussed above could have an adverse impact on our stock price. In addition, failure of sales or income in any quarter to meet the investment community’s expectations, as well as broader market trends, could have an adverse impact on our stock price. We are not obligated to update such forward-looking statements or risk factors to reflect future events or circumstances.

Unless the context suggests otherwise, references in this registration statement to “FLO,” the “Company,” “we,” “us” and “our” refer to FLO Corporation and the Registered Traveler business of Saflink Corporation prior to our acquisition of that business on April 16, 2007. References in this registration statement to “Saflink” refer to Saflink Corporation.

PART I

Item 1.	Description of Business

Overview

We offer a comprehensive solution for the Registered Traveler program, which is administered by the U.S. Transportation Security Administration, or TSA. The Registered Traveler program is designed to identify air passengers who pose a minimal security risk and then to provide those passengers with access to faster and simpler processing at airport security checkpoints.

We have designed our solution to provide Registered Traveler program enrollment services using enrollment stations, credentialing of TSA-approved registered travelers through the issuance of a proprietary smart card, and registered traveler authentication services at security checkpoints using authentication kiosks. The smart cards we expect to issue to registered travelers are designed to be both secure and interoperable with Registered Traveler authentication stations deployed by other TSA-approved service providers. As a result, registered travelers who enroll with us would be able to use our smart cards at any airport participating in the Registered Traveler program.

Our Company

FLO Corporation was incorporated in the State of Delaware on March 9, 2007, as a wholly-owned subsidiary of Saflink, to focus solely on providing solutions for the Registered Traveler program. In addition, Saflink’s board of directors believed that separating the Registered Traveler business from Saflink’s core technology and intellectual property would enhance our access to capital by allowing the financial community to focus on and value our business separately from Saflink’s business. Saflink was incorporated in the State of Delaware on October 23, 1991.

On April 16, 2007, we acquired all of Saflink’s Registered Traveler assets and certain liabilities related to its Registered Traveler business, in exchange for a promissory note with a principal amount of $6.3 million and accruing interest at 8% per annum. In connection with the asset transfer, we issued approximately $3.5 million of convertible promissory notes accruing interest at 8% per annum in a private placement. The aggregate consideration for the notes consisted of approximately $1.8 million in cash and the assignment to us of approximately $1.7 million of Saflink’s outstanding 8% convertible debentures.

On July 3, 2007, we raised approximately $4.7 million through the private placement of shares of our Series A preferred stock to accredited investors. The aggregate consideration for the preferred stock consisted of approximately $4.5 million in cash, and the assignment to us of $166,667 of Saflink’s outstanding 8% convertible debentures. On August 24, 2007, we raised approximately $4.4 million in cash through the private placement of shares of our Series A preferred stock to accredited investors. On September 13, 2007, we raised approximately $197,000 in cash through the private placement of shares of our Series A preferred stock to accredited investors.

In connection with our Series A preferred stock financings, the convertible promissory notes we issued in April 2007 automatically converted into shares of our Series A preferred stock. We also issued warrants to purchase an aggregate of 5,931,622 shares of our common stock to the purchasers of our Series A preferred stock and to the purchasers of the convertible promissory notes upon the conversion of the notes. In addition, we issued warrants to purchase an aggregate of 1,186,316 shares of our common stock to the placement agents in the financings.

On August 24, 2007, we paid Saflink the remaining principal balance of the $6.3 million promissory note we issued to Saflink in connection with the transfer of the Registered Traveler assets in April 2007. We paid the principal amount of the promissory note through a combination of cash and the cancellation of approximately $1.9 million of outstanding Saflink debt that had been assigned to us.

On October 5, 2007, we agreed to purchase certain assets related to the Registered Traveler business of Unisys Corporation, or Unisys, operating under the name “rtGO,” for $8.0 million. The assets we agreed to acquire include enrollment and verification kiosks and related equipment, intellectual property, prepaid memberships, the designation and certification of Unisys’s Registered Traveler technology under the Support Anti-terrorism by Fostering Effective Technologies Act of 2002, or SAFETY Act, and certain material contracts used in Unisys’s rtGO Registered Traveler business. We expect to close the transaction during the fourth quarter of 2007, following which we intend to integrate Unisys’s rtGO Registered Traveler business with our business.

As of October 5, 2007, our authorized capital stock consisted of: (i) 100,000,000 shares of common stock, 1,793,118 of which are issued and outstanding; and (ii) 15,000,000 shares of preferred stock, 2,000 of which have been designated as Series A preferred stock, 1,482.9058 of which are issued and outstanding and are convertible into 5,931,612 shares of common stock.

Spin-off of FLO Shares by Saflink

Currently, Saflink owns 1,793,118 shares of our common stock, representing all of our issued and outstanding common stock and approximately 23% of the total voting power of our issued and outstanding capital stock. Saflink’s board of directors has decided to spin-off its ownership stake in us by distributing its shares of our common stock to its stockholders on a pro rata basis through the declaration of a special stock dividend. We expect that Saflink will conduct the spin-off in accordance with the guidance provided by Staff Legal Bulletin No. 4 issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission, or SEC.

The Saflink board of directors has set                     , 2007, as the record date for the special dividend. As a result, only Saflink stockholders of record as of the close of business on                     , 2007, would be entitled to receive shares of our common stock as a special dividend from Saflink. As of that time, Saflink had          shares of common stock outstanding.

In the spin-off, holders of Saflink common stock as of the record date would receive one share of FLO common stock for each          shares of Saflink common stock held by such holder. Saflink stockholders would not receive fractional shares of FLO common stock in the spin-off. Rather than distribute fractional shares, Saflink expects to engage an independent agent to combine the fractions, sell the shares in the open market, and distribute the proceeds to the Saflink stockholders who would have received fractional shares. The independent agent will be entitled, at its sole discretion and without influence by Saflink or FLO, to determine when, how, through which broker-dealer and at what price to make these sales.

We expect Saflink to provide its stockholders an information statement that describes the spin-off in more detail.

Acquisition of rtGO Registered Traveler Business

Unisys offers a TSA-certified Registered Traveler solution known as “rtGO.” Unisys, a TSA-approved service provider, currently operates the Registered Traveler program at Reno/Tahoe International Airport (RNO). Historically, we have entered into teaming agreements with Unisys in connection with our proposals to various airports for the design and implementation of a Registered Traveler program. Under the teaming agreements, we would act as the prime contractor and Unisys would act as the subcontractor. The airports to which we have submitted combined proposals and which have not yet awarded contracts for their Registered Traveler programs include Washington Dulles International Airport (IAD), Ronald Reagan Washington National Airport (DCA), and Denver International Airport (DIA).

On October 5, 2007, we entered into an asset purchase agreement with Unisys under which we agreed to purchase Unisys’s rtGO Registered Traveler business for $8.0 million. The assets we agreed to acquire include enrollment and verification kiosks and related equipment, intellectual property, prepaid rtGO memberships, the designation and certification of Unisys’s Registered Traveler technology under the SAFETY Act, and certain material contracts used in Unisys’s rtGO Registered Traveler business. In exchange for the assets, we agreed to pay Unisys $8.0 million and to assume certain liabilities related to the assets, including liabilities under assumed contracts and prepaid rtGO memberships.

The transaction is subject to customary conditions to close, including the consent to assignment of certain agreements and the approval of the U.S. Department of Homeland Security, or DHS, to the transfer of the designation and certification of Unisys’s Registered Traveler technology under the SAFETY Act. The asset purchase agreement contains customary representations, warranties, covenants and indemnities. We expect to close the transaction during the fourth quarter of 2007. We expect to integrate our solution and the rtGO solution and to assume operation of the Registered Traveler program at Reno/Tahoe International Airport (RNO) following completion of the transaction.

The Registered Traveler Program

The Registered Traveler program is designed to provide expedited security screening for passengers who volunteer to undergo a TSA-conducted security threat assessment in order to confirm that they do not pose or are not suspected of posing a threat to transportation or national security. The TSA is working together with private industry to develop the Registered Traveler program. The Registered Traveler program is market-driven and offered by the private sector with the TSA largely playing a facilitating role. The TSA is responsible for setting program standards, conducting the security threat assessment, physical screening at TSA checkpoints, and certain forms of oversight. The private sector is responsible for passenger enrollment, verification, and related services.

To participate in the Registered Traveler program, passengers will pay a fee, submit to a security threat assessment and provide biographic and biometric information, such as fingerprints and iris scans, to TSA-approved service providers to become a “registered traveler.” Passengers who successfully pass the security threat assessment will be issued cards with an embedded integrated circuit chip, known as a “smart card,” for use at the security checkpoints of airports that participate in the program. We expect that registered travelers will have access to a reserved security lane at participating airports and will have a shorter wait at the security checkpoint.

In addition to the TSA, the Registered Traveler program consists of “sponsoring entities,” which generally consist of airports and airlines, and “service providers,” which generally consist of product and service vendors. Service providers will provide the sponsoring entities with the necessary systems and processes to support the Registered Traveler program at participating airports. The TSA will perform the initial participant security threat assessment and physical screening at TSA checkpoints. In addition, the TSA will ensure that vendors have met certain Registered Traveler program requirements before they can participate as a Registered Traveler service provider.

In June 2005, the TSA created the Private Sector Known Traveler program at Orlando International Airport (MCO) to test the Registered Traveler concept. The program demonstrated that biometric verification technology can work under airport operational conditions. Following the Orlando pilot, the TSA worked with private industry to roll out an expanded pilot to test interoperability among multiple service providers.

The current phase of the Registered Traveler program, known as the Registered Traveler Interoperability Pilot, or RTIP, introduces interoperability among participating airports/air carriers and functionality across larger populations. Several sponsoring entities are already operating the Registered Traveler program at their respective locations. The TSA expects additional sponsoring entities to begin participating in the RTIP as the sponsoring entities make the necessary business arrangements.

Market Opportunity

According to the U.S. Federal Aviation Administration, as of February 2007 there were 514 commercial service airports operating in the United States. At least 74 of these airports are participating in the Registered Traveler Interoperability Consortium, or RTIC, which is working to establish common technical and business processes required for a national Registered Traveler program.

According to the Travel Industry Association, a travel industry trade group, in 2004 approximately 38.3 million U.S. adults traveled more than 50 miles from home on business, averaging approximately 5.5 trips per year, for a total of approximately 210 million total business trips. In 2005, total business trips increased to approximately 498.1 million. We believe that the Registered Traveler program will be attractive to individual travelers who take more than five business trips each year.

The following sponsoring entities are currently operating a Registered Traveler program at their respective locations:

•	Air France (operating out of Terminal 1 at JFK);

•	Albany International Airport (ALB);

•	British Airways (operating out of Terminal 7 at JFK);

•	Cincinnati/Northern Kentucky International Airport (CVG);

•	Indianapolis International Airport (IND);

•	Jacksonville International Airport (JAX);

•	Little Rock National Airport (LIT);

•	Norman Mineta San Jose International Airport (SJC);

•	Orlando International Airport (MCO);

•	Reno/Tahoe International Airport (RNO);

•	San Francisco International Airport (SFO);

•	Virgin Atlantic (operating out of Terminal B at EWR);

•	Virgin Atlantic (operating out of Terminal 4 at JFK); and

•	Westchester County Airport (HPN).

In addition to the Registered Traveler market, we believe there are a number of other markets into which we may be able to expand our solution, including ferries, rail, subway and other public transportation, as well as cruises, stadiums, events, venues, e-commerce, secure retail and identity-theft prevention.

Our Solution

We offer a comprehensive solution for the Registered Traveler program. We have designed our solution to provide Registered Traveler program enrollment services using enrollment stations, credentialing of TSA-approved registered travelers through the issuance of a proprietary smart card, and registered traveler authentication services at security checkpoints using authentication kiosks. The smart cards we expect to issue to registered travelers are designed to be both secure and interoperable with Registered Traveler authentication stations deployed by other TSA-approved service providers. As a result, registered travelers who enroll with us would be able to use our smart cards at any airport participating in the Registered Traveler program.

Unisys currently offers a Registered Traveler solution operating under the name “rtGO.” Following our acquisition of Unisys’s Registered Traveler business, we expect to integrate the rtGO solution into our solution.

We have formed strategic relationships with several companies with extensive expertise in credentialing, security, access control, travel services, political lobbying, and corporate and consumer marketing. These companies include Identification Technology Partners, Inc., Imageware Systems, Inc., International RAM Associates, Johnson Controls Federal Systems, Inc., JPMorgan Chase Bank, N.A., Microsoft Corporation and Smiths Detection Inc. We sometimes collectively refer to these strategic partners as the FLO Alliance.

We believe our solution addresses the requirements of every phase of the Registered Traveler program, including the enrollment and credentialing process and subsequent operational use of the credential in the civil aviation passenger screening environment. As a prior business division of Saflink, we have drawn on Saflink’s expertise and experience implementing biometrically-enabled credentials and security applications in government identity programs to develop our solution. We believe our solution is an innovative and competitive Registered Traveler solution that will enable us to become a leading service provider in the Registered Traveler program.

Our Business Strategy

Our business strategy is to offer our solution to secure contracts from airports and airlines to design, install and operate their Registered Traveler programs. In addition, we plan to utilize our product and service offerings to enroll individual travelers who wish to participate in the Registered Traveler program.

Our smart card is designed initially to be a stand-alone smart card credential for use at security checkpoints of airports participating in the Registered Traveler program. We expect to add other benefits to our smart card, such as payment functionality for debit, credit and stored-value transactions in collaboration with our consumer credit partners. In addition, we believe our solution will enable us to combine our smart card’s security and authentication features with a credit or debit card in the future to address issues such as credit card fraud and secure banking transactions.

We believe our principal source of revenues will be a portion of the annual fees individual travelers enrolling with us will pay to participate in the Registered Traveler program. We anticipate that the annual fee will be approximately $99 to $499 per traveler, depending on the membership tier and associated benefits chosen by the traveler. Unisys currently markets its rtGO Registered Traveler solution to individual travelers for an annual fee of $100 per traveler. We plan to establish a broad enrollment base by marketing our solution to large companies with employees who travel on business.

We believe another source of revenues will be our portion of payments our strategic partners may receive under affiliate agreements with companies interested in marketing into the Registered Traveler channel. We do not have any agreements with these companies yet, but we believe these companies may include those providing car and limousine services, office supplies, printing services, baggage services, private jets, international concierge access, resort services, corporate retreats, and banking and asset management services. We may derive additional revenues from sales of our enrollment stations, authentication kiosks and verification services to airports, as well as usage payments from our competitors for authentication services.

Our Technology, Products and Services

Enrollment Stations

We plan to deploy both fixed and portable enrollment stations as part of our solution. Our enrollment application process is designed to feature a touch-screen user interface that guides the enrollment operator through the process while providing visual feedback to both our enrollment operator and the applicant. To ensure acceptance of enrolled biometric data during the enrollment process, we employ two-stage automated quality assurance testing of the collected fingerprint data. After all data has been collected and the quality assurance thresholds passed, the enrollment application is compressed, digitally signed by the operator and submitted to the facility server for batch submission to the TSA.

Identity Management System

Our Identity Management System, or IDMS, is at the center of our solution architecture. It provides the foundation for managing the life cycle of participants from pre-enrollment through authentication, supports the security mechanisms to safeguard each component of our solution infrastructure, and implements the core functionality required to deploy authentication services across our service points. Our IDMS is a secure online transactional system that we believe is scalable as the Registered Traveler program expands and our participation increases.

Our IDMS is based on the Microsoft SQL*Server database platform. This approach provides an enterprise-class relational database management system capable of supporting the secure management of Registered Traveler program participant data within what we believe are generally accepted performance benchmarks to handle the number and size of data packets associated with biometric and smart card systems. Data security is provided through the intrinsic facilities of the SQL*Server product and through partitioning and encryption of data by the IDMS application infrastructure. IDMS services are designed to be deployed through a secure virtual private network infrastructure to external services such as authentication kiosks at airport facilities, enrollment centers and our strategic partners in the FLO Alliance.

Credential Issuance

Our solution provides for the issuance of a smart cart credential that meets all requirements of the RTIC’s Technical Interoperability Specification, which forms the basis of the TSA’s Registered Traveler program requirements. The Central Information Management System, or CIMS, is a commercially neutral entity designed to aggregate, store and distribute information to the entities participating in the Registered Traveler program. The TSA requires that all Registered Traveler service providers belong to the CIMS network. CIMS will be responsible for issuing the biometric data payloads to us. We will combine this biometric data with participant demographic data, security objects, and digital signatures into the card data payload, personalize this data onto the smart card chip, and then mail the smart card to the Registered Traveler participant. Our smart cards are designed to be both secure and interoperable with Registered Traveler authentication stations deployed by other TSA-approved service providers at any participating airport.

Kiosks and Facility Infrastructure

We designed our authentication kiosks specifically for use in airport security screening lines. We designed the authentication kiosk to incorporate both iris and fingerprint biometric matching, interfacing to the authentication back-end through secure, Advanced Encryption Standard encrypted spread spectrum frequency-hopping communications. This wireless capability is designed to allow airports to determine the optimal location for authentication services without regard for availability of hardwired communications infrastructure or traditional 802.11 wireless infrastructures. The kiosks are designed to be easily relocated without need for permanent installation to allow for reconfiguration based on traffic demands or other facility specific considerations.

We designed our authentication kiosks to provide the means to reliably authenticate a participant’s identity with respect to their biometrics stored on the card. We believe this authentication capability will meet all reliability, accuracy and time requirements established by the TSA. Additionally, we designed the kiosk to verify the participant’s status against the Card Revocation List routinely supplied by the CIMS to each service provider. These two checks together will determine an individual’s authority to proceed. Our authentication kiosks will only accommodate approved holders of valid interoperable Registered Traveler cards.

Data Management

We designed our solution to deliver access to real-time data from the Registered Traveler security lines to the airport security management team. We expect to make aggregated usage data available for historical reporting. We believe that our data management tools will be useful for airport security management because the flow of passengers in airport security lanes generally is not automated and all information to support decision-making has been gathered manually.

Distribution

To execute our business strategy, our principal distribution and logistics requirements are the delivery of our proprietary smart card to customers and the delivery of our authentication kiosks to airports that agree to use our Registered Traveler solution. We intend to use regular mail and, if necessary, courier services for the delivery of our smart cards. We intend to ship our kiosks to airports, as needed, using rail or truck delivery, depending on factors such as distance and price.

Competition

Our primary current competitors in the Registered Traveler market include Verified Identity Pass, Inc., or Verified Identity, Unisys, and Vigilant Solutions LLC, or Vigilant. Verified Identity offers a Registered Traveler solution operating under the name “Clear,” which it markets to individual travelers for $99.95 per year. Verified Identity currently operates the Registered Traveler programs at nine U.S. airports that sponsor operating Registered Traveler programs. Unisys offers a Registered Traveler solution operating under the name “rtGO,” which it markets to individual travelers for an annual fee of $100 per traveler. Unisys currently operates its rtGO program at the Reno/Tahoe International Airport (RNO), and the rtGO smart card can be used at certain other participating airports. In addition, Vigilant offers a Registered Traveler solution operating under the name “Preferred Traveler,” which it markets to individual travelers for $149 per year. Vigilant currently operates the Registered Traveler program at Jacksonville International Airport (JAX). In addition, we may face potential competitors in the broader travel services and security markets.

Intellectual Property

We rely on unpatented know-how, trade secrets and continuing research and development. We have applied for registration of the trademarks “FLO” and “Fast Lane Option” with the U.S. Patent and Trademark Office. We generally accompany our use of our unregistered trademarks with our name to indicate the origin of the products to which they are applied, to distinguish them from the products of competitors and to build goodwill in these trademarks.

From our inception (June 1, 2005) through June 30, 2007, our product development expenses were approximately $1.6 million. Product development expenses consist primarily of salaries, benefits, supplies and materials for software developers and hardware engineers, as well as fees paid for outsourced software development and hardware design. In the next twelve months, we expect our product development expenses to be approximately $1.5 million.

Regulation

The Registered Traveler program is currently subject to oversight by the TSA. Although private industry has been tasked with the responsibility of crafting specifications and guidelines for this program, it is possible that a number of laws and regulations may be adopted with respect to Registered Traveler, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development of the market for Registered Traveler may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business in this space. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

The TSA uses certain evaluation criteria to make an initial determination of an interested service provider’s eligibility to participate in the Registered Traveler program. The service provider participation analysis includes a broad range of commercial and federal standards designed to enable the TSA to examine a prospective service provider’s viability and potential transportation security risk. Organizations that do not meet the TSA minimum participation requirements will not be eligible to participate in the Registered Traveler program. Currently, the TSA requires that service providers resubmit an application for participation review a minimum of every five years. We are currently listed on the TSA’s participation list as having met the TSA’s minimum criteria to offer Registered Traveler services to sponsoring entities.

Airports participating in the Registered Traveler program typically require Registered Traveler solutions to be designated and/or certified under the SAFETY Act, administered by DHS. In order to help promote the creation, deployment and use of anti-terrorism technologies, the SAFETY Act provides two levels of liability protections against claims arising out of, relating to, or resulting from an act of terrorism, where “qualified anti-terrorism technology” has been deployed. First, in a lawsuit against a person who sells technology that has been “designated” by DHS as a qualified anti-terrorism technology, the liability of such person is limited to the amount of liability insurance that the DHS determines the person must maintain. In addition, there is exclusive jurisdiction in federal court, a prohibition on the person’s joint and several liability, a complete bar on punitive damages, and a reduction of a plaintiff’s recovery by the amount of collateral source compensation, such as insurance or government benefits the plaintiff may otherwise receive. Second, if the qualified anti-terrorism technology has received DHS “certification,” then, in addition to the benefits provided under designation, there is a presumption that the “government contractor defense” applies to the lawsuit. The government contractor defense shields certain defendants from liability under the doctrine of sovereign immunity used by the federal government. We have applied for SAFETY Act designation and certification for our solution, but our solution is not currently designated or certified under the SAFETY Act. However, we expect Unisys to transfer its SAFETY Act designation and certification of the rtGO solution to us in connection with our acquisition of the rtGO business.

Sources and Availability of Materials

The execution of our business strategy will primarily require that we produce our proprietary smart card and authentication kiosks. We have entered into teaming agreements with Unisys that we believe will provide for an adequate inventory of cards, kiosks and other materials and give us access to Unisys’s established supply chain. In addition, we believe that the materials required for such production are currently available in adequate amounts from multiple vendors.

Customers

Upon completion of our acquisition of Unisys’s rtGO Registered Traveler business, we will assume operation of the Registered Traveler program at Reno/Tahoe International Airport (RNO). In addition, we will acquire all prepaid rtGO memberships in the transaction.

In February 2007, we entered into a letter of intent with Huntsville International Airport (HSV) under which Huntsville International Airport agreed to work exclusively with us and our strategic partners to develop and implement a Registered Traveler program.

We have also submitted proposals, together with Unisys pursuant to our teaming agreements, to Washington Dulles International Airport (IAD), Ronald Reagan Washington National Airport (DCA), and Denver International Airport (DIA). We expect that we will continue to work with Unisys to submit proposals in the future.

We believe our principal source of revenues will be a portion of the annual fees individual travelers enrolling with us will pay to participate in the Registered Traveler program. We anticipate that the annual fee will be approximately $99 to $499 per traveler, depending on the membership tier and associated benefits chosen by the traveler. Unisys currently markets its rtGO solution to individual travelers for an annual fee of $100 per traveler. We plan to establish a broad enrollment base by marketing our solution to large companies with employees who travel on business.

Employees

As of October 5, 2007, we had 10 employees, all of whom were full-time employees. From time to time, we use consultants or contractors for specific assignments. We intend to leverage our relationships with strategic partners and use consultants and employees to meet our staffing needs. None of our employees is represented by a labor union and we have never experienced a work stoppage. We believe that our relationship with our employees is good.

RISK FACTORS

An investment in FLO Corporation involves a high degree of risk. In evaluating us and our business, prospective investors should carefully consider the following risk factors. This registration statement contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this registration statement.

Because FLO Corporation was recently formed, we cannot provide meaningful historical information about the Company which you can use to evaluate our business and potential for future success.

We are a newly-organized entity that, until recently, was a wholly-owned subsidiary of Saflink. FLO Corporation itself has a very limited operating history that commenced only in March 2007, and there is very limited financial information that can be used reliably to evaluate our business and prospects. Although our senior management founded, developed and oversaw the Registered Traveler business of Saflink that we recently acquired, that business has a limited operating history and there is no meaningful historical operating or financial information about us or the Registered Traveler business that you can use to evaluate our business and prospects. You must consider the risks and uncertainties frequently encountered by new or early-stage businesses in rapidly evolving markets. We may incur significant operating losses and generate negative cash flow from operating activities. We may be unable ever to generate an overall profit or to reach profitability on a sustained basis.

We have recurring net losses from operations and a net capital deficiency that raise substantial doubt about our ability to continue as a going concern.

Since our inception through June 30, 2007, we have accumulated net losses of approximately $6.3 million and have continued to accumulate net losses since June 30, 2007. While we operated as a division and wholly-owned subsidiary of Saflink, our operations were financed through contributed capital from Saflink. During the six months ended June 30, 2007, we financed our operations primarily from the issuance of approximately $3.5 million of convertible promissory notes accruing interest at 8% per annum, which included net cash proceeds of approximately $1.8 million. As of June 30, 2007, our principal source of liquidity consisted of approximately $401,000 of cash and cash equivalents, while we had a working capital deficit of approximately $8.2 million. Due to our recurring losses from operations and net capital deficiency, our auditors have found that there is substantial doubt about our ability to continue as a going concern. We may be unable to generate adequate revenues or to continue financing our operations. Investors in us should be capable of facing a complete loss of their investment.

Our business has not generated any revenue or commitments for future revenues to date and we may never be able to generate such revenues.

Saflink’s Registered Traveler business, which we acquired in April 2007 and which is our primary business, has never generated revenue and, consequently, it has incurred net losses and negative cash flows since inception. Saflink’s primary focus in its Registered Traveler business was the development of a solution designed to meet the needs of the Registered Traveler program. Although we have entered into a letter of intent with Huntsville International Airport under which Huntsville International Airport agreed to work exclusively with us and our strategic partners in the FLO Alliance to develop and implement a Registered Traveler program, we have not entered into any written agreement to be a Registered Traveler service provider and our solution has not been implemented in any airport to date. In the six months ended June 30, 2007, our average monthly negative cash flow was approximately $345,000, and we anticipate that such negative cash flows may increase materially as we expand our Registered Traveler business. We may never be able to generate revenues from our Registered Traveler business. If we are not able to generate significant revenues from our Registered Traveler business, or if we incur substantial additional expenses related to our Registered Traveler business before we earn associated revenues, we may not have adequate resources to continue to operate or to compete effectively in the Registered Traveler marketplace.

We depend on financing by third parties, and if we are not able to obtain the necessary financing for our operations, our business will be significantly harmed and we may need to cease our operations.

We have not generated any revenue from our business, and we do not have a credit line or other borrowing facility to fund our operations. We believe that our currently available funds will be sufficient to meet our anticipated cash needs through December 2007. If we do not generate sufficient revenues to fund our operations, we will need to raise additional funds through the issuance of equity or debt securities or other sources of financing in the future. In addition, on October     , 2007, we entered into an asset purchase agreement with Unisys under which we agreed to purchase Unisys’s rtGO Registered Traveler business for $8.0 million. Currently, we do not have sufficient funds to complete the rtGO acquisition and we do not have any arrangements in place for any future financings. The Company intends to pay for the acquisition by releasing $1.2 million currently in escrow, deposited in connection with the acquisition, and paying the remaining $6.8 million in cash from a future financing. We may not be able to secure sufficient financing to complete the rtGO acquisition or other additional financing on favorable terms, or at all. We have shares of common stock and preferred stock available for future issuance without stockholder approval, and any additional financings will likely cause substantial dilution to existing stockholders. If we are unable to obtain the necessary additional financing, we would not be able to complete the rtGO acquisition and we may be required to reduce the scope of our operations or cease our operations.

If we do not close the rtGO acquisition, or if we are unable to successfully integrate the Unisys rtGO Registered Traveler business in a timely manner, our business and future prospects could be harmed.

On October 5, 2007, we entered into an asset purchase agreement with Unisys under which we agreed to purchase Unisys’s rtGO Registered Traveler business for $8.0 million. We expect to close the transaction during the fourth quarter of 2007. However, we may be unable to close this transaction. Currently, we do not have sufficient funds to complete the rtGO acquisition, do not have any arrangements in place for any future financings, and may not be able to secure sufficient financing on favorable terms, or at all. Our failure to close this transaction could harm our financial condition and future prospects.

In addition, even if we are able to close this transaction, we expect to incur substantial transaction and restructuring charges as we integrate the rtGO solution with our solution, and there may be additional unanticipated costs. The integration of any acquisition involves numerous risks, including, among others, difficulties in assimilating operations and products, diversion of management’s time and attention from other business concerns, potential exposure to unknown or contingent liabilities and possible loss of significant customers or impairment of relationships. We may not achieve the expected benefits of the transaction in the near term, or at all. Our failure to successfully, timely integrate the Unisys rtGO Registered Traveler business with our business could harm our business and future prospects.

If we cannot meet the TSA’s requirements to offer Registered Traveler services to sponsoring entities, our ability to implement our Registered Traveler solution and to continue our business will be significantly harmed.

The TSA has stated that it will ensure that Registered Traveler vendors who provide Registered Traveler services to airports, airlines, and the public have met its program requirements. In turn, airports and airlines may partner for Registered Traveler program operations only with TSA-approved Registered Traveler vendors. The TSA has stated that five service providers, including us, have met its minimum criteria to offer Registered Traveler services to airports and airlines. However, the Registered Traveler program is an emerging area for which laws and regulations may change, approval as a Registered Traveler service provider is currently subject to application and renewal processes, and the TSA may not recognize us as an approved Registered Traveler service provider. If we are or become ineligible to participate in the Registered Traveler program as a TSA-approved service provider, our business will be severely impacted.

If Registered Traveler is not accepted by consumers and businesses as a viable retail offering, our ability to continue as a business would be severely jeopardized.

Because we believe our principal source of revenues will be a portion of the annual fees travelers will pay to participate in the Registered Traveler program, our success will depend largely on the expansion of markets for Registered Traveler related products domestically and internationally. The Registered Traveler market is new and unproven and our ability to generate revenues will depend on the size of the market and the market’s acceptance of our products and services. We cannot accurately predict the future growth of this industry or the ultimate size of the Registered Traveler market.

The program may not achieve wide acceptance by airports, airlines and travelers for a number of reasons, including that the Registered Traveler program may not:

•	be seen as providing tangible and widely anticipated benefits to passengers;

•	attract significant numbers of registrants;

•	be seen as generating a pronounced improvement in overall security;

•	overcome vendor interoperability issues;

•	diminish system-wide passenger wait times; or

•	satisfactorily confront and resolve passenger privacy issues.

In addition, the current concerns and frustration of travelers over the increased difficulty of air travel may decline and businesses may not wish to invest in technology like our solution that uses biological identifiers to secure and simplify the security screening process. Because we are targeting the Registered Traveler program to grow our business, a failure to accept or a decline in the use of the Registered Traveler program will severely harm our business.

Our business will depend on our ability to establish and maintain strategic relationships with travel services, technology, and other companies. If we are unable to establish and maintain such relationships, of if current relationships were to weaken, our business could be materially harmed.

Our business will depend on our ability to establish and maintain strategic relationships with credentialing, security, access control, travel services, political lobbying, and corporate and consumer marketing companies. For example, we have entered into teaming agreements with Unisys, a TSA-approved Registered Traveler program service provider, in connection with our proposals to various airports for the design and implementation of a Registered Traveler program. However, many of our other strategic relationships currently consist of non-binding letters of understanding that contemplate future agreements that will contain specific obligations of the respective parties and will set forth the financial terms of the relationships. We may not be able to establish such future agreements on terms that are satisfactory to us or at all, and any arrangements that we enter into may not result in the type of collaborative relationship with the third party that we are seeking. Further, these third parties may not regard their relationship with us as important to their own business operations and may not perform their obligations as agreed. If we are unable to establish and maintain satisfactory strategic relationships, our ability to implement a Registered Traveler solution may be significantly impaired and our financial condition adversely effected.

Our financial results and ability to generate revenues in the future depend on our ability to negotiate arrangements with strategic partners that provide us with an acceptable portion of the annual fees travelers pay to participate in the Registered Traveler program.

We believe our principal source of revenues will be a portion of the annual fees individual travelers enrolling with us will pay to participate in the Registered Traveler program. We have not determined what annual fee participating travelers will be required to pay, but we anticipate that the annual fee will be approximately $100 per traveler. The TSA has announced that the fee for its portion of the Registered Traveler program, which covers the cost of the TSA’s security threat assessment, will be $28 per year. Following the deduction of TSA’s portion of the annual fee from our anticipated annual fee, we would receive approximately $72 per traveler. We will pay various strategic partners portions of that fee for services they will provide, including the registration and enrollment of travelers, the issuance of smart cards and related customer service. If we are unable to negotiate arrangements with these strategic partners that provide us with an acceptable portion of the annual fees travelers pay to participate in the Registered Traveler program, our financial results, future prospects and ability to generate revenues could be harmed.

We may not be able to compete successfully in the Registered Traveler market against current and potential competitors.

We face intense competition in both the Registered Traveler and travel services markets. Our current and potential competitors include Verified Identity, Unisys, and Vigilant. Many of our competitors have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we have. For instance, Verified Identity, Unisys and Vigilant currently operate their Registered Traveler programs at U.S. airports. Although we have agreed to acquire Unisys’s Registered Traveler business, we may not be able to compete effectively with these competitors. In addition, as the market evolves there may be smaller competitors that can respond more rapidly to changes in the market. Our competitors may also be able to adapt more quickly to new or emerging technologies and standards or changes in customer requirements or devote greater resources to the promotion and sale of their products. If we are unable to compete successfully with existing and potential competitors in the Registered Traveler market, our ability to implement our Registered Traveler solution and our business will suffer.

We have limited product offerings related to the Registered Traveler program. As a result, we may suffer significantly more harm from the effects of competition on our business than we would if we had more product offerings. For example, if intense competition in the Registered Traveler market causes us to reduce the price we charge for our Registered Traveler products or erodes our total sales, the corresponding reduction in revenues we would be able to generate from these products would cause our financial condition to suffer because we lack other product offerings to offset the loss of revenues.

If we are unable to keep up with rapid technological change in the biometric technology, smart card, and Registered Traveler markets, we may not be able to compete with our product and service offerings.

Our future success will depend upon our ability to keep pace with the developing Registered Traveler market and to integrate new technology into our Registered Traveler solution and introduce new products and product enhancements to address the changing needs of the marketplace. Various technical problems and resource constraints may impede the development, production, distribution and marketing of our Registered Traveler products and services. More advanced or alternate technology employed by competitors and unavailable to us could give our competitors a significant advantage. It is possible that products and services developed by our competitors will significantly limit the potential market for our Registered Traveler products and services or render our products and services obsolete.

If we lose our current or future license rights to use the biometric, encryption, and scanning technologies of third parties, our ability to compete with products that already include this technology will be substantially impaired and may be entirely precluded.

Third party biometric identification and authentication software, encryption algorithms, and document scanning and processing technologies play a key role in our Registered Traveler business. We anticipate that these technologies will also play a key role in the future development of our enrollment and authentication kiosks. Our rights under any third party agreements may be terminated if we fail to pay required fees, including minimum specified payments, or if we otherwise breach these agreements. If we lose our rights to use these technologies, our business would likely suffer.

Government regulation and legal uncertainties associated with the Registered Traveler program could hurt our business and future prospects.

The Registered Traveler program is currently subject to oversight by the TSA. Although private industry has been tasked with the responsibility of crafting specifications and guidelines for this program, it is possible that a number of laws and regulations may be adopted with respect to Registered Traveler, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development of the market for Registered Traveler may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business in this space. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends, in large part, on our ability to protect our intellectual property and other proprietary rights. We rely primarily on trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. However, our technology is not patented, and we may be unable or may not seek to obtain patent protection for our technology. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages and may be challenged by third parties. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Moreover, many of our employees and Saflink’s employees have access to our trade secrets and other intellectual property. If one or more of these employees leave us to work for one of our competitors, then they may disseminate this proprietary information, which may as a result damage our competitive position. If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations or financial condition could be materially harmed.

We depend heavily on our network infrastructure and its failure could result in unanticipated expenses and prevent users from effectively utilizing our services, which could negatively impact our ability to attract and retain users.

Our success will depend upon the capacity, reliability and security of our network infrastructure. We must continue to expand and adapt our network infrastructure as the number of users and the amount of information at risk increases, and to meet changing customer requirements. The expansion and adaptation of our network infrastructure will require substantial financial, operational and management resources. We may be unable to expand or adapt our infrastructure to meet additional demand or our customers’ changing requirements on a timely basis, at a commercially reasonable cost, or at all. If we fail to expand our network infrastructure on a timely basis or adapt it either to changing customer requirements or to evolving industry standards, our business could be significantly impacted.

In addition, our operations depend on our ability to protect our network infrastructure against damage from fire, earthquakes, floods, mudslides, power loss, telecommunications failures and similar events. Despite our precautions, the occurrence of a natural disaster or other unanticipated problem at our network operations center or co-location centers (sites at which we will locate routers, switches and other computer equipment which make up the backbone of our network infrastructure) could cause interruptions in our services. The failure of our telecommunications providers to provide our required data communications capacity as a result of a natural disaster, of operational disruption or for any other reason could also cause interruptions in our services. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and results of operations.

We rely on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. Despite the implementation of security measures, advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach our algorithms designed to protect customer data. If any such compromise of our security were to occur, it could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to find attractive acquisition candidates as part of our growth strategy and, even if we do, we may not be able to integrate acquired companies.

We have entered into an agreement to acquire Unisys’s Registered Traveler business. However, in order to expand our Registered Traveler product offerings, we may need to acquire additional businesses, assets or securities of companies that we believe would provide a strategic fit with our business, such as companies involved in screening, remote check in, offsite baggage handling, and credentialing. We may not be able to identify acquisition targets and, if identified, we may not be able to complete transactions with these targets. Any business we acquire would need to be integrated with our existing operations. In addition, we could incur unknown or contingent liabilities of acquired companies. Difficulties in integrating the operations and personnel of any acquired companies could disrupt our business operations, divert management’s time and attention and impair relationships with and risk the possible loss of key employees and customers of the acquired business. Our failure to identify acquisition targets or to manage the integration of any acquisition could disrupt our business operations and harm our financial condition.

Because Saflink controls approximately 23% of the total voting power of our issued and outstanding capital stock, it could significantly influence our affairs, which may impede or preclude other stockholders from being able to influence stockholder votes or corporate actions.

Saflink currently owns 100% of our issued and outstanding common stock and approximately 23% of the total voting power of our issued and outstanding capital stock. As a result, Saflink significantly influences, and until such time as it may distribute its shares of our common stock to its stockholders will continue to significantly influence, the vote on those corporate matters to be decided by our stockholders. Such concentrated ownership may decrease the value of our common stock and could significantly influence our affairs, which may impede or preclude other stockholders from influencing stockholder votes.

Item 2.	Plan of Operation

Overview

We provide a comprehensive solution for the Registered Traveler program. Through our solution, we plan to provide Registered Traveler program enrollment services using our enrollment stations, credentialing of TSA-approved registered travelers through the issuance of our proprietary smart card, and registered traveler authentication services at security checkpoints using our authentication kiosks. The smart cards we have developed and plan to issue to registered travelers are both secure and interoperable with other compliant Registered Traveler authentication stations. As a result, registered travelers enrolled with us will be able to use our smart cards issued to them at any airport participating in the Registered Traveler program.

Business Strategy

Our business strategy is to offer our solution to secure contracts from airports and airlines to design, install and operate their Registered Traveler programs. In addition, we plan to utilize our product and service offerings to enroll individual travelers who wish to participate in the Registered Traveler program.

Our smart card is designed initially to be a stand-alone smart card credential for use at security checkpoints of airports participating in the Registered Traveler program. We expect to add other benefits to our smart card, such as payment functionality for debit, credit and stored-value transactions in collaboration with our consumer credit partners. In addition, we believe our solution will enable us to combine our smart card’s security and authentication features with a credit or debit card in the future to address issues such as credit card fraud and secure banking transactions.

We have entered into an agreement to acquire Unisys’s Registered Traveler business. However, in order to expand our Registered Traveler product offerings, we may need to acquire additional businesses, assets or securities of companies that we believe would provide a strategic fit with our business, such as companies involved in screening, remote check in, offsite baggage handling, and credentialing. We may not be able to identify acquisition targets and, if identified, we may not be able to complete transactions with these targets. Any business we acquire would need to be integrated with our existing operations. In addition, we could incur unknown or contingent liabilities of acquired companies. Difficulties in integrating the operations and personnel of any acquired companies could disrupt our business operations, divert management’s time and attention and impair relationships with and risk the possible loss of key employees and customers of the acquired business. Our failure to identify acquisition targets or to manage the integration of any acquisition could disrupt our business operations and harm our financial condition.

Cash Requirements

We believe our principal source of revenues will be a portion of the annual fees individual travelers enrolling with us will pay to participate in the Registered Traveler program. We anticipate that the annual fee will be approximately $99 to $499 per traveler, depending on the membership tier and associated benefits chosen by the traveler. Unisys currently markets its rtGO Registered Traveler solution to individual travelers for an annual fee of $100 per traveler. We plan to establish a broad enrollment base by marketing our solution to large companies with employees who travel on business.

We believe another source of revenues will be our portion of payments our strategic partners may receive under affiliate agreements with companies interested in marketing into the Registered Traveler channel. We do not have any agreements with these companies yet, but we believe these companies may include those providing car and limousine services, office supplies, printing services, baggage services, private jets, international concierge access, resort services, corporate retreats, and banking and asset management services. We may derive additional revenues from sales of our enrollment stations, authentication kiosks and verification services to airports, as well as usage payments from our competitors for authentication services.

We do not expect that our cash on hand and cash generated from operations will be adequate to sustain our business operations for the next twelve months. In the six months ended June 30, 2007, our average monthly negative cash flow was approximately $345,000, and we anticipate that such negative cash flows may increase materially as we expand our Registered Traveler business. We have not generated any revenue from our business, and we do not have a credit line or other borrowing facility to fund our operations. We believe that our currently available funds will be sufficient to meet our anticipated cash needs through December 2007. If we do not generate sufficient revenues to fund our operations, we will need to raise additional funds through the issuance of equity or debt securities or other sources of financing in the future. In addition, on October 5, 2007, we entered into an asset purchase agreement with Unisys under which we agreed to purchase Unisys’s rtGO Registered Traveler business for $8.0 million. Currently, we do not have sufficient funds to complete the rtGO acquisition and we do not have any arrangements in place for any future financings. We intend to pay for the acquisition by releasing $1.2 million currently in escrow, deposited in connection with the acquisition, and paying the remaining $6.8 million in cash from a future financing. We may not be able to secure sufficient financing to complete the rtGO acquisition or other additional financing on favorable terms, or at all. We have shares of common stock and preferred stock available for future issuance without stockholder approval, and any additional financings will likely cause substantial dilution to existing stockholders. If we are unable to obtain the necessary additional financing, we would not be able to complete the rtGO acquisition and we may be required to reduce the scope of our operations or cease our operations.

Liquidity and Capital Resources

Since inception, our activities have consisted primarily of developing our Registered Traveler solution, including enrollment processes, a proprietary smart card, and authentication kiosks. Prior to our incorporation in March 2007, our operations were financed by Saflink. Following our incorporation, we have financed our operations primarily from the issuance of approximately $3.5 million of convertible promissory notes accruing interest at 8% per annum, which included net cash proceeds of approximately $1.8 million. In connection with this financing, Saflink transferred to us all of its Registered Traveler assets and certain liabilities related to its Registered Traveler business in exchange for a promissory note with a principal amount of $6.3 million and accruing interest at 8% per annum. In the third quarter of 2007, we have financed our operations through the sale of our Series A preferred stock. On July 3, 2007, we raised approximately $4.7 million through the private placement of shares of our Series A preferred stock, which included net cash proceeds of approximately $4.5 million. On August 24, 2007, and September 13, 2007, we raised approximately $4.4 million and $197,000 in cash proceeds, respectively, through the private placement of shares of our Series A preferred stock to accredited investors. Our principal uses of cash have been, and we expect will continue to be, to fund our operations, capital expenditures, debt service requirements and general corporate purposes. We currently do not have a credit line or other borrowing facility to fund our operations.

Research and Development

From our inception (June 1, 2005) through June 30, 2007, our product development expenses were approximately $1.6 million. Product development expenses consist primarily of salaries, benefits, supplies and materials for software developers and hardware engineers, as well as fees paid for outsourced software development and hardware design. In the next twelve months, we expect our product development expenses to be approximately $1.5 million.

Purchase or Sale of Plant or Equipment

In the next twelve months, we plan to make capital expenditures for enrollment and authentication infrastructure as may be required for the fulfillment of airport or airline contracts.

Employees

As of October 5, 2007, we had 10 employees, all of whom were full-time employees. From time to time, we use consultants or contractors for specific assignments. None of our employees is represented by a labor union and we have never experienced a work stoppage. We believe that our relationship with our employees is good.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 3.	Description of Property

In Chantilly, Virginia, we lease on a month-to-month basis approximately 566 square feet of office space under sublease that expires in May 2008. In Kirkland, Washington, pursuant to a transition services agreement with Saflink, we use approximately 1,000 square feet of office space leased by Saflink. We believe that our facilities are adequate to satisfy our projected requirements for the foreseeable future and that additional space will be available if needed. We do not currently own any real property.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

The following tables set forth, as of October 5, 2007, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of 5% or more of any class of our voting securities;

•	each of our current directors and nominees;

•	each of our current named executive officers; and

•	all current directors and named executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership means that a person has or shares voting or investment power of a security and includes any securities that person or group has the right to acquire within 60 days after the measurement date, such as pursuant to warrants or conversion privileges in connection with our Series A preferred stock. This table is based on information supplied by officers, directors and principal stockholders. Except as otherwise indicated, we believe that each of the beneficial owners of the common stock listed below, based on the information such beneficial owner has given to us, has sole investment and voting power with respect to such beneficial owner’s shares, except where community property laws may apply.

For purposes of the columns for common stock and Series A preferred stock, in accordance with rules of the SEC, shares of common stock underlying securities that a person has the right to acquire within 60 days after the measurement date are deemed to be beneficially owned by such person for the purpose of computing the person’s percentage ownership but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. The percentages of common stock on an as-converted basis were calculated assuming that all issued and outstanding shares of our Series A preferred stock have converted into shares our common stock, at a conversion ratio of 1-to-4,000 pursuant to our amended and restated certificate of incorporation, but assuming no exercise of issued and outstanding warrants.

	Common Stock Beneficially Owned				Series A Preferred Stock Beneficially Owned		As-Converted Outstanding Common Stock
Name and Address of Beneficial Owner (1)	Total Outstanding	Shares Underlying Convertible Securities (2)	Total	Percent (3)	Total	Percent (4)	Total (5)	Percent (6)
Directors and named executive officers
Glenn L. Argenbright (7) (17)	—	75,414	75,414	4.0%	18.8536	1.3%	75,414	1.3%
Steven M. Oyer (8) (17)	—	12,568	12,568	*	3.1422	*	12,568	*
Chris Mashburn (9)	—	—	—	—	—	—	—	—
Luke A. Thomas	—	—	—	—	—	—	—	—
Fred P. Fischer	—	—	—	—	—	—	—	—

	Common Stock Beneficially Owned				Series A Preferred Stock Beneficially Owned		As-Converted Outstanding Common Stock
Name and Address of Beneficial Owner (1)	Total Outstanding	Shares Underlying Convertible Securities (2)	Total	Percent (3)	Total	Percent (4)	Total (5)	Percent (6)
All directors and executive officers as a group (6 persons)	—	87,982	87,982	4.7%	21.9958	1.5%	87,982	1.1%

Beneficial owners of 5%
Cranshire Capital LP (10)	—	199,213	199,213	9.9%	35.6122	2.4%	142,448	1.8%
Crescent Capital (11)	—	199,213	199,213	9.9%	35.6122	2.4%	142,448	1.8%
Entities affiliated with Enable Capital Management, LLC (12)	—	1,714,072	1,714,072	48.9%	213.1213	14.4%	852,484	11.0%
Forum Partners (13)	—	648,935	648,935	26.6%	81.1168	5.5%	324,467	4.2%
International Ram Associates, LLC (14) (9)	—	603,315	603,315	25.2%	75.4143	5.1%	301,657	3.9%
Entities affiliated with Lyrical Opportunity (15)	—	1,777,776	1,777,776	49.8%	222.2221	15.0%	888,888	11.5%
Melleos Onshore Fund LLC (16)	—	414,879	414,879	18.8%	51.8599	3.5%	207,439	2.7%
Saflink Corporation (17)	1,793,118	—	1,793,118	100.0%	—	—	1,793,118	23.2%
Entities affiliated with Soundpost Capital (18)		1,111,108	1,111,108	38.3%	138.8885	9.4%	555,554	7.2%
SXJE LLC (19)	—	2,777,776	2,777,776	60.8%	347.2222	23.4%	1,388,888	18.0%

*	Less one percent.
(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Unless otherwise indicated, the address of the beneficial owner is FLO Corporation, 14000 Thunderbolt Place, Building R, Chantilly, Virginia 20151.
(2)	Represents the aggregate number of shares of our common stock underlying convertible securities, options or warrants exercisable within 60 days of October 5, 2007.
(3)	Calculated on the basis of 1,793,118 shares of our common stock issued and outstanding as of October 5, 2007, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after October 5, 2007, are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.
(4)	Calculated on the basis of 1,482.9058 shares of our Series A preferred stock issued and outstanding as of October 5, 2007.
(5)	Represents issued and outstanding shares of our common stock and common stock issuable upon conversion of our Series A preferred stock, assuming the conversion of all of our issued and outstanding Series A preferred stock into shares of our common stock at a conversion ratio of 1-to-4,000, each as of October 5, 2007.
(6)	Calculated on the basis of 1,793,118 shares of our common stock issued and outstanding, and 5,931,623 shares of our common stock issuable upon the conversion of 1,482.9058 issued and outstanding shares our Series A preferred stock at an assumed conversion ratio of 1-to-4,000, each as of October 5, 2007.
(7)	Includes 75,414 shares of common stock issuable upon conversion of Series A preferred stock.
(8)	Includes 12,568 shares of common stock issuable upon conversion of Series A preferred stock.
(9)	Chris Mashburn is president and chief executive officer of International Ram Associates, LLC and, by virtue of his positions, may be deemed to beneficially own such shares. Mr. Mashburn disclaims beneficial ownership of such shares.
(10)	Includes 142,448 shares of common stock issuable upon conversion of Series A preferred stock and 56,765 shares of common stock issuable on exercise of warrants. Downsview Capital, Inc. is the general partner of Cranshire Capital, L.P. Mitchell P. Kopin is the president of Downsview Capital, Inc. and, as such, has voting and investment power. Downsview Capital, Inc. and Mr. Kopin disclaim beneficial ownership of such securities. The address of this stockholder is 3100 Dundee Road, Suite 703, Northbrook, IL 60062.
(11)	Includes 142,448 shares of common stock issuable upon conversion of Series A preferred stock and 56,765 shares of common stock issuable upon exercise of warrants. Cantara (Switzerland) SA is the investment advisor to Crescent International Ltd. Maxi Brezzi and Bachir Taleb-Ibrahimi are managers of Cantara (Switzerland) SA, and as such have authority to vote and dispose of the securities held by Crescent InternatioNal Ltd. Messrs. Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of such securities. The address of this stockholder is 84 Avenue Louis-Casai, CH-1216, Cointrin/Geneva, Switzerland.

(12)	Includes 710,069 shares of common stock issuable upon conversion of Series A preferred stock and 710,070 shares of common stock issuable upon exercise of warrants held by Enable Growth Partners LP (“EGP”), 142,415 shares of common stock issuable upon conversion of Series A preferred stock and 56,798 shares of common stock issuable upon exercise of warrants held by Enable Opportunity Partners LP (“EOP”), 50,276 shares of common stock issuable upon conversion of Series A preferred stock held by Pierce Diversified Mast Fund LLC ENA (“PDMF”), and 44,444 shares of common stock issuable upon conversion of Series A preferred stock held by Pierce Diversified Strategy Master Fund LLC (“PDSMF”). Mitch Levine is the managing partner of EGP, EOP, PDMF and PDSMF and, as such, has voting and investment power. EGP, EOP, PDMF and MDSMF are affiliated with Enable Capital, LLC, a registered broker-dealer. EGP, EOP, PDMF and MDSMF have indicated to us that each acquired the securities in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the securities. The address for these stockholders is One Ferry Building, Suite 255, San Francisco, CA 94111.
(13)	Includes 324,467 shares of common stock issuable upon conversion of Series A preferred stock and 324,468 shares of common stock issuable upon exercise of warrants. Arnold Mullen is the managing partner of Forum Partners and, as such, has voting and investment power. The address of this stockholder is 3801 PGA Boulevard Street, 910, Palm Beach Gardens, FL 33410.
(14)	Includes 301,657 shares of common stock issuable upon conversion of Series A preferred stock and 301,658 shares of common stock issuable upon exercise of warrants. Chris Mashburn is president and chief executive officer of International Ram Associates, LLC and, by virtue of his positions, may be deemed to beneficially own such shares. Mr. Mashburn disclaims beneficial ownership of such shares. The address of this stockholder is 11044 Research Boulevard, Suite D-200, Austin, TX 78759.
(15)	Includes 462,622 shares of common stock issuable upon conversion of Series A preferred stock and 462,622 shares of common stock issuable upon exercise of warrants held by Lyrical Opportunity Partners II LP and 426,266 shares of common stock issuable upon conversion of Series A preferred stock and 426,266 shares of common stock issuable upon exercise of warrants held by Lyrical Opportunity Partners II Ltd. Jeffrey Keswin, as managing member of the general partner of Lyrical Opportunity Partners II, LP, and as director of Lyrical Opportunity Partners II, Ltd., has voting and investment power. The address of these stockholders is 405 Park Avenue, New York, NY 10022.
(16)	Includes 207,439 shares of common stock issuable upon conversion of Series A preferred stock and 207,440 shares of common stock issuable upon exercise of warrants. Melleos Capital Management LLC (“MCM”) is the managing member of Melleos Onshore Fund LLC. Kevin E. Melly, as managing member of MOF, has voting and investment power. The address of this stockholder is 10 East 40th Street, Suite 3601, New York, NY 10016.
(17)	Lincoln D. Faurer, Gordon E. Fornell, Asa Hutchinson, Richard P. Kiphart, Trevor Neilson, and Steven M. Oyer comprise the board of directors of Saflink Corporation and, by virtue of such positions, may be deemed to have beneficial ownership of such shares. Mssrs. Faurer, Fornell, Hutchinson, Kiphart, Neilson, and Oyer disclaim beneficial ownership of such shares.
(18)	Includes 97,414 shares of common stock issuable upon conversion of Series A preferred stock and 97,414 shares of common stock issuable upon exercise of warrants held by HFR HE Soundpost Master Trust (“SMT”), 219,756 shares of common stock issuable upon conversion of Series A preferred stock and 219,756 shares of common stock issuable upon exercise of warrants held by Soundpost Capital Offshore, Ltd. (“SCO”), and 238,384 shares of common stock issuable upon conversion of Series A preferred stock and 238,384 shares of common stock issuable upon exercise of warrants held by Soundpost Capital, LP (“Soundpost Capital”). HFR Asset Management, LLC is investment manager to SMT, Soundpost Partners, LP is the trading manager to HFR Asset Management, LLC with respect to SMT, and Soundpost Investments, LLC (“Soundpost”) is the general partner of Soundpost Partners. Soundpost is also general partner to Soundpost Capital and director of SMT. Jamie Lester is the managing member of Soundpost. The address of SMT is 10 S. Riverside Plaza, Suite 700, Chicago, IL 60606 and the address of SCO and Soundpost Capital is 405 Park Avenue, 6th Floor, New York, NY 10022.
(19)	Includes 1,388,888 shares of common stock issuable upon conversion of Series A preferred stock and 1,388,888 shares of common stock issuable upon exercise of warrants. Sam Eyde, as managing member of SXJE LLC, has voting and investment power. The address of this stockholder is 2800 Bryon Circle, Lansing, MI 48912.

Item 5.	Directors and Executive Officers, Promoters and Control Persons

Directors

The following sets forth our current directors and information concerning their ages and background. All directors hold office until the next annual meeting of stockholders and until their respective successors are elected, except in the case of death, resignation or removal:

Name	Principal Occupation	Age	Director Since
Glenn L. Argenbright	President, Chief Executive Officer and Secretary, FLO Corporation	41	2007
Steven M. Oyer	Interim Chief Executive Officer, Saflink; President, Capital Placement Holdings, Inc.	52	2007
Chris Mashburn	Chief Executive Officer and President, International RAM Associates, LLC	43	2007

Glenn L. Argenbright has served as our president, our chief executive officer, our secretary and a director since our formation in March 2007. Prior to joining us, Mr. Argenbright served as chief executive officer of Saflink, a security solutions company, from December 2000 to September 2006, at which time he became general manager of Saflink’s Registered Traveler Solutions group. Prior to joining Saflink, Mr. Argenbright served as president and chief executive officer of Jotter Technologies, which merged with Saflink in 2000. From May 1998 to November 1999, Mr. Argenbright served as president and chairman of the board of Spotlight Interactive, Inc., a web-incubator and venture capital firm. From February 1999 to August 1999, Mr. Argenbright also served as a director of and consultant to Today’s Communications Inc., a provider and aggregator of web content. From May 1998 to February 1999, Mr. Argenbright was a director and executive vice president of Intelligent Communications, Inc., an satellite internet access provider. From April 1997 to April 1998, Mr. Argenbright served as president and chief executive officer of Internet Extra Corporation, where he organized Internet Extra Media Placement (acquired by ValueClick, Inc.), an internet advertising and software company. Mr. Argenbright has served as a member of the board of directors of Saflink since December 2000. Mr. Argenbright received a bachelor’s degree in urban studies and political science from the University of California at San Diego and a juris doctorate from the University of San Diego.

Steven M. Oyer has served as a member of our board of directors since our formation in March 2007. Mr. Oyer has served as a member of the board of directors of Saflink, a security solutions company, since December 2001 and as its interim chief executive officer since September 2006. Mr. Oyer is president and principal of Capital Placement Holdings, Inc., a New York advisory firm. Mr. Oyer previously served from October 2001 to August 2005 as managing director of Standard & Poor’s Investment Services, responsible for global business development. From December 2000 to June 2001, Mr. Oyer served as interim chief financial officer for Saflink. From October 1995 to November 2000, Mr. Oyer served as the vice president and regional director of Murray Johnstone International Ltd., a Scottish investment firm. Mr. Oyer is a member of the board of directors of Salton, Inc., a small appliance marketer and maker of the George Foreman Grills. He has been active in industry associations such as Family Office Exchange and has served on the leadership council of the Institute for Private Investors.

Chris Mashburn has served as a member of our board of directors since July 2007. Mr. Mashburn is currently chief executive officer and principal of International RAM Associates, LLC, a transportation and security company, where he has served since March 2001. Prior to International RAM, Mr. Mashburn held various positions with the State Patrol Division of the Texas Department of Public Safety. Mr. Mashburn is active in professional organizations such as the American Society for Industrial Security and the Texas Highway Patrol Association.

Executive Officers and Significant Employees

Our executive officers are generally elected annually at the meeting of our board of directors held in conjunction with the annual meeting of stockholders. The following sets forth our current executive officers and information concerning their age and background:

Name	Position	Age	Position Since
Executive Officers
Glenn L. Argenbright	Director – President, Chief Executive Officer and Secretary	41	2007
Luke A. Thomas	Executive Vice President, Strategy	43	2007
Colin C. McLaughlin	Senior Vice President, Aviation & Screening	35	2007
Fred P. Fischer	Senior Vice President, Sales	50	2007

Glenn L. Argenbright – for a biographical summary of Mr. Argenbright, see the “Directors” section of this Item 5.

Luke A. Thomas has served as our executive vice president, strategy, since our formation in March 2007. In this position, he oversees all operational facets and strategic initiatives relating to our Registered Traveler solution. Prior to joining us, Mr. Thomas served as director of strategic alliances and commercial sales for Saflink, a security solutions company, from March 2003 to May 2005. From September 2000 to March 2003, Mr. Thomas was director of commercial sales for Identix, Inc. (now L1 Identity Solutions, Inc.), an identity solutions company. Prior to joining Identix, Mr. Thomas held various sales management and business development positions with healthcare software firms for 14 years. Mr. Thomas graduated from Pennsylvania State University with a bachelor’s degree in accounting and a minor in economics.

Colin C. McLaughlin has served as our senior vice president, aviation and screening since our formation in March 2007. In this position, Mr. McLaughlin manages our strategic initiatives and airport operations relating to the Registered Traveler program. Prior to joining us, Mr. McLaughlin served as vice president of the Registered Traveler Solutions group at Saflink, a security solutions company, from January 2007 to March 2007, where he also served as a senior director and sales manager from March 2003 to January 2007. From January 2001 to March 2003, Mr. McLaughlin served as a regional sales manager for Identix, Inc. (now L1 Identity Solutions, Inc.), an identity solutions company. From January 2000 to January 2001, Mr. McLaughlin held a software sales position at techies.com, a software reseller. From August 1998 to January 2000, Mr. McLaughlin served as a sales representative for Elliot Aviation, Inc., a certified dealer of Raytheon Beech aircrafts. Mr. McLaughlin graduated from the University of North Dakota with a bachelor’s degree in economics and a strategic focus in airport administration.

Fred P. Fischer has served as our senior vice president, sales, since our formation in March 2007. In this position, Mr. Fischer oversees corporate and strategic sales in connection with our Registered Traveler program. Prior to joining us, Mr. Fischer served as consultant for Saflink, a security solutions company, from January 2007 to March 2007. From December 2005 to December 2006, Mr. Fischer served as senior vice president, strategic sales for Verified Identity, a Registered Traveler service provider. From January 2005 to November 2005, Mr. Fischer served as senior account director at SITA, Inc., a global aviation industry technology provider. From June 2002 to September 2004, Mr. Fischer served as vice president of global sales at World Travel BTI, Inc., a travel services company. From May

2002 until April 2003, Mr. Fischer served as vice president of global business travel sales of American Express Travel Related Services, Inc. a credit card and travel service provider, where he also served as director of corporate card sales from May 1999 to May 2002, and technical sales manager from March 1996 to May 1999. From March 1987 to March 1996, Mr. Fischer served as automation sales manager for USAirways, Inc. an air travel provider. Mr. Fischer is a member of Association of Corporate Travel Executives’ Global Traveler Security committee.

Item 6.	Executive Compensation

Summary Compensation Table

We were incorporated on March 9, 2007. No compensation was earned by, awarded to or paid to our principal executive officer and our two other most highly compensated executive officers in 2006, to whom we refer in other parts of this registration statement as our “named executive officers.”

Employment Agreements

We have entered into employment agreements with certain of our executive officers. Our employment arrangements with our named executive officers are described below.

Glenn L. Argenbright. Since our inception, we have employed Glenn L. Argenbright, our President, Chief Executive Officer and Secretary, as an “at will” employee pursuant to an oral contract. Mr. Argenbright receives an annual base salary of $240,000, plus certain benefits. We expect to enter into a written employment agreement with Mr. Argenbright in the fourth quarter of 2007.

Luke A. Thomas. Effective April 1, 2007, we entered into an employment agreement with Luke A. Thomas, our executive vice president, strategy. Under his employment agreement, Mr. Thomas is eligible to receive an annual base salary of $150,000 and incentive compensation based on achievement of targeted goals and objectives. Mr. Thomas will be reimbursed for reasonable, out-of-pocket business expenses and is eligible for customary fringe benefits generally available to executive employees, subject to the terms and conditions of our plan documents. Mr. Thomas’s employment is “at will” and may be terminated by Mr. Thomas or by us at any time, with or without cause. In the event Mr. Thomas voluntarily resigns or we terminate him for cause, he will only receive his base salary then in effect and benefits earned and payable as of the date of termination. In the event we terminate Mr. Thomas without cause, we must provide him 30 days’ advance written notice and, subject to his compliance with the surviving terms of the employment agreement and his execution of a full general release, we must pay him a severance amount equivalent to 6 months of his then-effective base salary plus benefits.

Fred P. Fischer. Effective April 1, 2007, we entered into an employment agreement with Fred P. Fischer, our senior vice president, sales. Under his employment agreement, Mr. Fischer is eligible to receive an annual base salary of $158,700 and incentive compensation based on achievement of targeted goals and objectives. Mr. Fischer will be reimbursed for reasonable, out-of-pocket business expenses and is eligible for customary fringe benefits generally available to executive employees, subject to the terms and conditions of our plan documents. Mr. Fischer’s employment is “at will” and may be terminated by Mr. Fischer or by us at any time, with or without cause. In the event Mr. Fischer voluntarily resigns or we terminate him for cause, he will only receive his base salary then in effect and benefits earned and payable as of the date of termination. In the event we terminate Mr. Fischer without cause, we must provide him 30 days’ advance written notice and, subject to his compliance with the surviving terms of the employment agreement and his execution of a full general release, we must pay him a severance amount equivalent to 4 months of his then-effective base salary plus benefits.

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2006, we had no outstanding equity awards.

FLO Corporation 2007 Equity Incentive Plan

We have one equity inventive plan, the FLO Corporation 2007 Equity Incentive Plan, or our 2007 Plan. Our 2007 Plan is administered by our compensation committee. The purpose of our 2007 Plan is to advance the interests of the Company and its stockholders by attracting, retaining and rewarding persons performing services for the Company and to motivate such persons to contribute to the growth and profitability of the Company.

Issuance of Awards. Under our 2007 Plan, we may grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards, and other cash-based or stock-based awards to employees and consultants. Our 2007 Plan also authorizes the grant of awards of stock options, stock appreciation rights, restricted stock and restricted stock units to non-employee members of the board of directors and deferred compensation awards to officers, directors and certain management or highly compensated employees. Our 2007 Plan authorizes the issuance of up to 1,300,000 shares of our common stock for the foregoing awards. As of October 5, 2007, we had made no awards under our 2007 Plan and 1,300,000 shares were available for future awards under our 2007 Plan.

Exercise Price for Options. The exercise price per share for a stock option grant must be no less than 100% of the fair market value per share on the date of grant. The exercise price per share for an incentive stock option grant to an employee who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of stock of Saflink or any parent or subsidiary, must be no less than 110% of the fair market value per share on the date of grant. For nonstatutory stock option grants, the administrator determines the exercise price per share.

Payment of Exercise Price. Generally, the option exercise price may be paid in cash, by check, by cashless exercise, by net exercise or by tender or attestation of ownership of shares having a fair market value not less than the exercise price and that either (A) have been owned by the optionee for more than six months and not used for another exercise by tender or attestation, or (B) were not acquired, directly or indirectly, from us.

Exercisability and Vesting. At the time an award is granted, the administrator must fix the period within which the award may be exercised and determine any conditions that must be satisfied before the award may be exercised.

Term of Options. The maximum term of an option granted under our 2007 Plan is ten years.

Transferability of Awards. Options are nontransferable by the optionee other than by will or by the laws of descent and distribution and are exercisable during the optionee’s lifetime only by the optionee. Our 2007 Plan also limits the transferability of stock appreciation rights, restricted stock awards, restricted stock units and, prior to payment or settlement, performance awards, cash-based awards and other stock-based awards.

Change in Control. Our 2007 Plan provides that in the event of our merger with or into another corporation, the sale of substantially all of our assets, or the sale or exchange of more than 50% of our voting stock, each outstanding award shall be assumed or an equivalent award substituted by the surviving, continuing, successor or purchasing corporation or a parent thereof. The administrator may also deem an award assumed if the award confers the right to the award-holder to receive, for each share of stock subject to an award immediately prior to the change in control, the consideration that a stockholder is entitled on the effective date of the change in control.

Amendment and Termination. The administrator may at any time amend, suspend or terminate our 2007 Plan.

Severance Arrangements

We have entered into employment agreements with Luke A. Thomas, our executive vice president, strategy, and Fred P. Fischer, our senior vice president, sales, which each contain a severance arrangement if the employee is terminated without cause. Subject to their compliance with the surviving terms of their employment agreement, Mr. Thomas may receive a severance amount equivalent to six months of his then-effective base salary plus benefits, Mr. Fischer may receive a severance amount equivalent to four months of their then-effective base salary plus benefits.

Other Benefit Plans

Our employees, including our executive officers, are entitled to various employee benefits. These benefits include medical and dental care plans, flexible spending accounts health and dependent care, a 401(k) plan, paid time off, and life insurance.

Compensation of Directors

Our directors currently do not receive compensation for their services to us as members of our board of directors.

Item 7.	Certain Relationships and Related Transactions and Director Independence

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

This summary of certain agreements we have entered into with our stockholders does not purport to be complete and is qualified in its entirety by reference to the respective agreements, a copy of each of which is filed as an exhibit to this registration statement. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of these types.

Registration Rights Agreement

In connection with our Series A preferred stock financing, we entered into, and have amended, a registration rights agreement with certain of our stockholders. Parties to the agreement include Glenn L. Argenbright, our president, our chief executive officer, our secretary and a director, Steven M. Oyer, a director, and other investors in our Series A preferred stock financing who now beneficially own 5% of our capital stock, including Enable Growth Partners LP, Enable Opportunity Partners LP, Lyrical Opportunity Partners II LP, Lyrical Opportunity Partners II Ltd, Melleos Onshore Fund LLC, Forum Partners, International RAM Associates LLC, Cranshire Capital LP, Crescent Capital, London Family Trust, Robert S. London, Trustee, Nite Capital, Mary Farrell, Pierce Diversified Master Fund LLC ENA, Soundpost Capital Offshore, Ltd., Soundpost Capital, LP, Soundpost Master Trust, Saflink, SXJE LLC and ViewTrade Securities, Inc. Under the agreement, we agreed to file with the SEC a registration statement to register our common stock under the Securities Exchange Act of 1934, as amended, or the Exchange Act, on or before October 5, 2007. We agreed to use commercially reasonable efforts to file with the SEC a registration statement covering the resale of the shares of common stock issuable upon conversion of our Series A preferred stock and upon the exercise of the Series A-1 warrants and the Series A-2 warrants and to keep this registration statement continuously effective for up to three years after the effective date. The maximum number of shares of our common stock issuable upon conversion of the Series A preferred stock is 5,931,612 and the maximum number of shares of our common stock issuable upon the exercise of the Series A-1 warrants and the Series A-2 warrants is 7,117,938.

Asset Purchase

On April 16, 2007, we purchased all of Saflink’s assets and assumed certain liabilities related to the Registered Traveler business. We paid $6.3 million for the assets by issuing Saflink a promissory note that accrues interest at 8% per annum and is due April 16, 2008. On August 24, 2007, we paid Saflink the remaining principal balance of the promissory note through a combination of cash and the cancellation of approximately $1.9 million of outstanding Saflink debt that had been assigned to us. At the time of the asset purchase, Saflink owned all of our issued and outstanding shares of common stock. Saflink continues to own all of our issued and outstanding shares of common stock and approximately 23% of the total voting power of our issued and outstanding capital stock.

Promissory Note Issued by Saflink to Glenn L. Argenbright

In connection with Saflink’s severance agreement with Glenn L. Argenbright, Saflink issued Mr. Argenbright a promissory note for $140,000 accruing interest at 8% per annum and due and payable in four equal quarterly installments, with the first such installment due April 1, 2008. Mr. Argenbright, our president, our chief executive officer, our secretary and a director, participated in our April 2007 issuance of approximately $3.5 million in aggregate convertible promissory notes, which automatically converted into our Series A preferred stock in connection with our Series A preferred stock financings in July and August of 2007. In consideration for $150,000 in convertible notes in that offering, Mr. Argenbright paid us $10,000 in cash and assigned us the $140,000 note issued to him by Saflink, which at the time of the transaction owned all of our issued and outstanding common stock. Saflink continues to own all of our issued and outstanding shares of common stock and approximately 23% of the total voting power of our issued and outstanding capital stock. We have cancelled the $140,000 note in exchange for a dollar-for-dollar reduction in the principal amount of debt we owed to Saflink. We believe that the terms and conditions of the note were reasonable and customary for a transaction of this type.

Director Independence

Under Rule 4200 of the NASDAQ Stock Market, an “independent director” means a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. A director is not independent under this standard if the director is, or at any time during the past three years was, employed by the company, or if the director is an executive officer of any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, subject to certain exclusions.

Under Rule 4200 of the NASDAQ Stock Market, Glenn L. Argenbright is not considered independent because he is a executive officer of FLO. Chris Mashburn is not considered independent because of transactions in property or services between us and International Ram Associates, LLC, where he serves as an executive officer. Steven M. Oyer is not considered independent because of transactions in property or services between us and Saflink, where he serves as an executive officer.

Item 8.	Description of Securities

General

As of October 5, 2007, our authorized capital stock consisted of:

•	100,000,000 shares of common stock, par value $0.001; and

•	15,000,000 shares of preferred stock, par value $0.001.

As of October 5, 2007, 1,793,118 shares of common stock were issued and outstanding and 1,482.9058 shares of preferred stock were issued and outstanding. All of our currently issued and outstanding shares of capital stock were validly issued, fully paid and non-assessable under the Delaware General Corporation Law, as amended, or the DGCL.

Set forth below is a summary description of all the material terms of our capital stock and issued and outstanding warrants. This description is qualified in its entirety by reference to our amended and restated certificate of incorporation, bylaws and form of warrants, each of which is filed as an exhibit to this registration statement.

Common Stock

All shares of common stock are equal to each other with respect to voting, liquidation, dividend and other rights. Holders of shares of common stock are entitled to one vote for each share of common stock owned in all proceedings in which action may or is required to be taken by stockholders. Holders of shares of common stock are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor and, upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to stockholders.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares of our common stock. Our common stock does not have cumulative voting rights, which means that the holders of more than 50% of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% would not be able to elect any directors.

We have neither declared nor paid any dividends with respect to our common stock. In addition, we currently intend to retain any and all earnings in order to provide funds for the operation and expansion of our business and for the servicing and repayment of indebtedness. As such, we do not expect to pay cash, stock or other dividends with respect to any of our common stock in the foreseeable future. Any determination to pay dividends on our stock in the future will be at the sole discretion of our board of directors.

Preferred Stock

The board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include one or more of the following:

•	restricting dividends in respect of our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control of us.

As of October 5, 2007, 1,482.9058 shares of Series A preferred stock were issued and outstanding. Our amended and restated certificate of incorporation designates 2,000 shares of our preferred stock as Series A preferred stock, par value $0.001 per share. The following is a summary of the material terms of the Series A preferred stock. Our amended and restated certificate of incorporation, which sets forth the powers, designations, preferences, rights and qualifications, limitations and restrictions of the Series A preferred stock, has been filed with the SEC as an exhibit to this registration statement.

Ranking

Our Series A preferred stock is senior to our common stock with respect to rights upon our liquidation, winding up, dissolution and with respect to dividends. Unless and until all required dividends on issued and outstanding shares of Series A preferred stock have been paid or declared and set apart for payment, we may not make any distribution, whether by way of dividend or otherwise with respect to the shares of any other class or series of our equity securities.

Dividends

Commencing June 15, 2008, holders of our Series A preferred stock are entitled to receive dividends at an annual rate of 8% of the original issue price, which was $9,000 per share. Dividends are payable on the 15th of each June, are cumulative whether or not they are declared, and compound (if not paid within five days of the required payment date) on June 15th of each year. We may pay the dividends on our Series A preferred stock either in cash or in shares of our common stock, at our option (but subject to certain conditions), based on the market value of our common stock at the time the dividend becomes payable. In the event that we pay distributions (other than cash dividends) on our common stock, the holders of our Series A preferred stock are entitled to receive such dividends on an as-converted basis.

Conversion of Preferred Stock into Common Stock

Each share of our Series A preferred stock is convertible, at the option of the holder, or automatically upon the occurrence of certain events, into a number of shares of our common stock equal to $9,000 divided by the conversion price for the Series A preferred stock, initially set at $2.25 per share but subject to anti-dilution adjustments.

Our Series A preferred stock will automatically convert into shares of our common stock (i) if the closing trading price of our common stock for any period of 20 consecutive trading days is at least $7.00 (subject to adjustments for any consolidations, combinations, stock distributions, stock dividends, stock splits or similar events) and a registration statement under the Securities Act of 1933, as amended, or the Securities Act, covering the resale of the shares of common stock issuable upon conversion of the Series A preferred stock is effective, (ii) upon certain transactions, such a merger, consolidation or reorganization, resulting in a change in control of us, or (iii) upon an equity financing transaction yielding at least $10.0 million in gross proceeds to us.

If before July 3, 2008, we complete a subsequent financing involving a private placement of equity securities, the holders of our Series A preferred stock may participate in such subsequent financing by purchasing securities offered in the subsequent financing in exchange for such holder’s shares of our Series A preferred stock, whose value for such purposes will be the original purchase price of $9,000 per share.

Voting Rights

Each holder of Series A preferred stock is entitled to vote, on an as-converted basis, on all matters on which holders of our common stock are entitled to vote. The holders of shares of Series A preferred stock and common stock generally vote together as a single class on all matters.

Liquidation Preference

Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of our Series A preferred stock will be entitled to receive, first and with priority over holders of our common stock or any other class or series of our equity securities, the original purchase price of $9,000 per share plus any accrued and unpaid dividends on each share of Series A preferred stock. The balance of any assets or surplus funds shall be distributed to holders of our common stock.

Warrants

Series A-1 and Series A-2 Warrants. In July and August 2007, in connection with our issuance of Series A preferred stock, we issued Series A-1 warrants to purchase an aggregate of 3,558,969 shares of our common stock and Series A-2 warrants to purchase an aggregate of 3,558,969 shares of our common stock. The Series A-1 warrants have an initial exercise price of $3.00 per share and the Series A-2 warrants have an initial exercise price of $4.00 per share. The warrants are exercisable for a period of five years from the date of their issuance. Subject to an effective registration statement covering the shares issuable upon exercise of the Series A-1 warrants, the Series A-1 warrants may be redeemable by us if our common stock has a minimum closing bid of $6.00 per share for 20 consecutive trading days. The Series A-2 warrants are not redeemable. The exercise price of the warrants is subject to adjustment to provide certain anti-dilution protections to holders. The shares into which the warrants are exercisable are subject to resale registration rights.

Placement Agent’s Warrants. Bathgate Capital Partners LLC acted as our placement agent for our April 2007 convertible note offering. In connection with the conversion of the convertible notes on August 24, 2007, we issued to Bathgate warrants to purchase 178,079 shares of our common stock for $2.25 per share, warrants to purchase 89,039 shares of our common stock for $3.00 per share and warrants to purchase 89,039 shares of our common stock for $4.00 per share. The placement agent warrants are exercisable for a period of five years from the date of their issuance. The placement agent warrants contain a cashless exercise provision and standard anti-dilution provisions for stock splits and stock dividends. The shares into which the placement agent warrants are exercisable are subject to resale registration rights.

ViewTrade Securities, Inc. acted as our placement agent for our Series A preferred stock financing. In connection with the closing of that equity offering, we issued to ViewTrade placement agent warrants for the purchase of 830,159 shares of our common stock, 415,079 of which are exercisable at $2.25 per share, 207,540 are exercisable at $3.00 per share and 207,540 are exercisable at $4.00 per share. The placement agent warrants are exercisable for a period of five years from the date of their issuance. The placement agent warrants contain a cashless exercise provision and standard anti-dilution provisions for stock splits and stock dividends. The shares into which the placement agent warrants are exercisable are subject to resale registration rights.

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

As of October 5, 2007, there was no established public trading market for our common equity. As of October 5, 2007, we had 1,793,118 shares of common stock issued and outstanding held by one holder of record, Saflink, and 13,656,342 shares of our common stock are issuable upon conversion of outstanding convertible preferred stock and exercise of outstanding warrants held by approximately 55 holders of record.

Shares Eligible for Future Sale

As of October 5, 2007, all of our issued and outstanding shares of common stock were “restricted securities,” none of them are freely tradable, and none may currently be sold pursuant to Rule 144 under the Securities Act. Subject to the provisions of Rules 144 and 144(k), additional shares may become available for sale as set forth below.

Registration Rights Agreement

In connection with our Series A preferred stock financing, we entered into, and have amended and restated, a registration rights agreement with certain of our stockholders. Parties to the agreement include Glenn L. Argenbright, our president, our chief executive officer, our secretary and a director, Steven M. Oyer, a director, and other investors in our Series A preferred stock financing who now beneficially own 5% of our capital stock, including Enable Growth Partners LP, Enable Opportunity Partners LP, Lyrical Opportunity Partners II LP, Lyrical Opportunity Partners II Ltd, Melleos Onshore Fund LLC, Forum Partners, International RAM Associates LLC, Cranshire Capital LP, Crescent Capital, London Family Trust, Robert S. London, Trustee, Nite Capital, Mary Farrell, Pierce Diversified Master Fund LLC ENA, Soundpost Capital Offshore, Ltd., Soundpost Capital, LP, Soundpost Master Trust, Saflink, SXJE LLC and ViewTrade Securities, Inc. Under the agreement, we agreed to file with the SEC a registration statement to register our common stock under the Securities Exchange Act of 1934, as amended, or the Exchange Act, on or before October 5, 2007. We agreed to use commercially reasonable efforts to file with the SEC a registration statement covering the resale of the shares of common stock issuable upon conversion of our Series A preferred stock and upon the exercise of the Series A-1 warrants and the Series A-2 warrants and to keep this registration statement continuously effective for up to three years after the effective date. The maximum number of shares of our common stock issuable upon conversion of the Series A preferred stock is 5,931,612 and the maximum number of shares of our common stock issuable upon the exercise of the Series A-1 warrants and the Series A-2 warrants is 7,117,938.

Any shares that are successfully registered under the Securities Act pursuant to the registration rights agreement will be freely tradable.

Spin-off of FLO Shares by Saflink

Currently, Saflink owns 1,793,118 shares of our common stock, representing all or our issued and outstanding common stock and approximately 23% of the total voting power of our issued and outstanding capital stock. Saflink’s board of directors has decided to spin-off its ownership stake in us by distributing its shares of our common stock to its stockholders on a pro rata basis through the declaration of a special stock dividend. We expect that Saflink will conduct the spin-off in accordance with the guidance provided by Staff Legal Bulletin No. 4 issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission, or SEC.

The Saflink board of directors has set                     , 2007, as the record date for the special dividend. As a result, only Saflink stockholders of record as of the close of business on                     , 2007, would be entitled to receive shares of our common stock as a special dividend from Saflink. As of that time, Saflink had          shares of common stock outstanding.

In the spin-off, holders of Saflink common stock as of the record date would receive one share of FLO common stock for each          shares of Saflink common stock held by such holder. Saflink stockholders would not receive fractional shares of FLO common stock in the spin-off. Rather than distribute fractional shares, Saflink expects to engage an independent agent to combine the fractions, sell the shares in the open market, and distribute the proceeds to the Saflink stockholders who would have received fractional shares. The independent agent will be entitled, at its sole discretion and without influence by Saflink or FLO, to determine when, how, through which broker-dealer and at what price to make these sales.

We expect Saflink to provide its stockholders an information statement that describes the spin-off in more detail.

Rule 144

In general, Rule 144 of the Securities Act as currently in effect provides that a person may sell within any three month period a number of shares of the issuer that does not exceed the greater of:

•	1% of the total number of such issuer’s shares of common stock then outstanding, which, in our case, equals approximately 17,931 shares as of October 5, 2007; or

•	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale;

subject to a requirement that any “restricted” shares have been beneficially owned for at least one year, including the holding period of any prior owner that was not an affiliate.

An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k) of the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k)” shares may be sold immediately.

Dividend Policy

We have neither declared nor paid any dividends with respect to our common stock. In addition, we currently intend to retain any and all earnings in order to provide funds for the operation and expansion of our business and for the servicing and repayment of indebtedness. As such, we do not expect to pay cash, stock or other dividends with respect to any of our common stock in the foreseeable future. Any determination to pay dividends on our stock in the future will be at the sole discretion of our board of directors.

Securities Authorized for Issuance Under Equity Compensation Plans

We have one equity incentive plan, our 2007 Plan. Under our 2007 Plan, we may grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards, and other cash-based or stock-based awards to employees and consultants. Our 2007 Plan also authorizes the grant of awards of stock options, stock appreciation rights, restricted stock and restricted stock units to non-employee members of the board of directors and deferred compensation awards to officers, directors and certain management or highly compensated employees. Our 2007 Plan authorizes the issuance of up to 1,300,000 shares of our common stock for the foregoing awards. As of October 5, 2007, we had made no awards under our 2007 Plan and 1,300,000 shares were available for future awards under our 2007 Plan.

Item 2.	Legal Proceedings

We are not a party to any pending legal proceedings and we are unaware of any proceeding contemplated by a governmental authority.

Item 3.	Changes in and Disagreements with Accountants

Not applicable.

Item 4.	Recent Sales of Unregistered Securities

On April 16, 2007, we acquired all of Saflink’s Registered Traveler assets and certain liabilities related to its Registered Traveler business, in exchange for a promissory note with a principal amount of $6.3 million and accruing interest at 8% per annum. In connection with the asset transfer, we issued approximately $3.5 million of convertible promissory notes accruing interest at 8% per annum in a private placement. The aggregate consideration for the notes consisted of approximately $1.8 million in cash and the assignment to us of approximately $1.7 million of Saflink’s outstanding 8% convertible debentures.

On July 3, 2007, we raised approximately $4.7 million through the private placement of shares of our Series A preferred stock to accredited investors. The aggregate consideration for the preferred stock consisted of approximately $4.5 million in cash, and the assignment to us of $166,667 of Saflink’s outstanding 8% convertible debentures. On August 24, 2007, we raised approximately $4.4 million in cash through the private placement of shares of our Series A preferred stock to accredited investors. On September 13, 2007, we raised approximately $197,000 in cash through the private placement of shares of our Series A preferred stock to accredited investors.

In connection with our Series A preferred stock financings, the convertible promissory notes we issued in April 2007 automatically converted into shares of our Series A preferred stock. We also issued warrants to purchase an aggregate of 5,931,622 shares of our common stock to the purchasers of our Series A preferred stock and to the purchasers of the convertible promissory notes upon the conversion of the notes. In addition, we issued warrants to purchase an aggregate of 1,186,316 shares of our common stock to the placement agents in the financings.

We relied on the exemption from securities registration set forth in Section 4(2) of the Securities Act and Rule 506 promulgated thereunder, in connection with these sales.

Item 5.	Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our amended and restated certificate of incorporation states that, to the fullest extent permitted by the DGCL, no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as director.

Our bylaws provide that we shall, to the fullest extent authorized by the DGCL, indemnify any person who was or is made a party or threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was our director or officer or is or was serving at our request as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, against all expenses, liability or loss reasonably incurred or suffered by such person in connection with such action, suit or proceeding. Our bylaws also provide that we may enter into one or more agreements with any director, officer, employee or agent of ours, or any person serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, that provides for indemnification rights equivalent to or, if our board of directors so determines, greater than, those provided for in such bylaws.

We intend to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against and incurred by the person in any such capacity, subject to certain exclusions.

Report of Independent Registered Accounting Firm

To the Board of Directors

FLO Corporation

Chantilly, VA

We have audited the accompanying balance sheets of FLO Corporation (a development stage company) as of December 31, 2005 and 2006 and the related statements of expenses, changes in stockholders’ deficit, and cash flows for the seven months ended December 31, 2005 and the year ended December 31, 2006 and the period from inception (June 1, 2005) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FLO Corporation as of December 31, 2005 and 2006, and the results of its operations and its cash flows for the seven months ended December 31, 2005 and the year ended December 31, 2006 and the period from inception (June 1, 2005) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Seidman, LLP

Seattle, Washington

October 5, 2007

FLO CORPORATION

(A Development Stage Company)

BALANCE SHEETS

(Audited)

(In thousands)

	December 31, 2006	December 31, 2005
ASSETS
Furniture and equipment, net of accumulated depreciation of $17 and $5 as of December 31, 2006, and December 31, 2005, respectively	$28	$7

Total assets	$28	$7

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$163	$—
Accrued expenses	44	19

Total current liabilities	207	19

Total liabilities	207	19
Stockholders’ deficit:
Investment from parent company	3,490	424
Losses accumulated during development stage	(3,669)	(436)

Total stockholders’ deficit	(179)	(12)

Total liabilities and stockholders’ deficit	$28	$7

See accompanying notes to audited financial statements.

FLO CORPORATION

(A Development Stage Company)

STATEMENTS OF EXPENSES

(Audited)

(In thousands)

	Twelve months ended December 31, 2006	From inception (June 1, 2005) through December 31, 2005	From inception (June 1, 2005) through December 31, 2006
Operating expenses:
Product development	$1,156	$69	$1,225
Sales, general and administrative	2,077	367	2,444

Net loss	$(3,233)	$(436)	$(3,669)

See accompanying notes to audited financial statements.

FLO CORPORATION

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

(Audited)

(In thousands)

	Twelve months ended December 31, 2006	From inception (June 1, 2005) through December 31, 2005	From inception (June 1, 2005) through December 31, 2006
Cash flows from operating activities:
Net loss	$(3,233)	$(436)	$(3,669)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12	5	17
Changes in operating assets and liabilities:
Accounts payable	163	—	163
Accrued expenses	25	19	44

Net cash used in operating activities	(3,033)	(412)	(3,445)

Cash flows from investing activities:
Purchases of furniture and equipment	(33)	(12)	(45)

Net cash used in investing activities	(33)	(12)	(45)

Cash flows from financing activities:
Investment from parent company	3,066	424	3,490

Net cash provided by financing activities	3,066	424	3,490
Net decrease in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—

See accompanying notes to audited financial statements.

FLO CORPORATION

(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT

(Audited)

(In thousands)

	Investment from parent company	Accumulated deficit	Total stockholders’ deficit
Balance at June 1, 2005	$—	$—	$—
Net loss attributable to common stockholders	—	(436)	(436)
Investment from parent company	424	—	424

Balance at December 31, 2005	424	(436)	(12)

Net loss attributable to common stockholders	—	(3,233)	(3,233)
Investment from parent company	3,066	—	3,066

Balance at December 31, 2006	$3,490	$(3,669)	$(179)

See accompanying notes to audited financial statements.

FLO CORPORATION

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(AUDITED)

1. Description of Business

FLO Corporation (the “Company”) offers a comprehensive solution for the Registered Traveler program (“RT program”), which is administered by the U.S. Transportation Security Administration (the “TSA”). The Registered Traveler program is designed to identify air passengers who pose a minimal security risk and then to provide those passengers with access to faster and simpler processing at airport security checkpoints.

The Company has designed its solution to provide Registered Traveler program enrollment services using enrollment stations, credentialing of TSA-approved registered travelers through the issuance of a proprietary smart card, and registered traveler authentication services at security checkpoints using authentication kiosks. The smart cards the Company expects to issue to registered travelers are designed to be both secure and interoperable with Registered Traveler authentication stations deployed by other TSA-approved service providers. As a result, registered travelers who enroll with the Company would be able to use the Company’s smart cards at any airport participating in the Registered Traveler program.

The Company was incorporated in the State of Delaware on March 9, 2007, as a wholly-owned subsidiary of Saflink Corporation, a security solutions company. The Company maintains its headquarters in Chantilly, Virginia. Prior to March 9, 2007, the Company began operation on June 1, 2005 as a division of Saflink Corporation known as the Registered Traveler Solutions Group. Saflink Corporation was incorporated in the State of Delaware on October 23, 1991, and maintained its headquarters in Kirkland, Washington.

The Company reports as a development stage company because planned principal operations have not commenced and there have been no revenues generated to date.

2. Liquidity and Capital Resources

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management plans to continue to finance operations with a combination of equity or debt issuances, other debt arrangements and, in the longer term, sales of products and services. If adequate funds are not available, the Company may be required to reduce the scope of, delay or eliminate some or all of the planned research, development and commercialization activities or obtain funds through collaborative arrangements with others that could limit the Company’s ability to control its operations.

3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements present audited financial information for the Company, which operated as a division of Saflink known as the Registered Traveler Solutions Group for all periods presented. The accompanying financial statements have been prepared on the basis that the assets and liabilities of Saflink Corporation’s business were transferred using the historical carrying values as recorded by Saflink Corporation and the Company’s statements of expenses and cash flows were derived from Saflink Corporation’s historical financial statements. The Company’s statements of expenses include allocations of certain Saflink Corporation expenses that were based on a number of factors, including personnel, employee benefits, office space and data processing. The Company believes these allocations to be reasonable. The financial information is not necessarily indicative of the financial results that would have occurred had the Company been operated as a separate, stand-alone entity during the reporting periods nor is it necessarily indicative of future results.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and expenses for the periods. Actual results could differ from those estimates. Significant estimates used in preparation of the audited financial statements include the allocation of compensation and related benefits of Saflink employees, as well as occupancy and general and administrative expenses, between activities related to Saflink Corporation’s Registered Traveler operations and Saflink Corporation’s other operations.

Investment from Parent Company

The investment from parent company presented on the balance sheets represents operating expenses paid by Saflink Corporation that were allocated to the Registered Traveler Solutions Group.

Furniture and Equipment

Furniture and equipment is stated at original cost. Depreciation is computed on a straight-line basis over the estimated useful lives of three to five years. Furniture and equipment purchased by Saflink Corporation specifically for its Registered Traveler Solutions Group is included on the balance sheets.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Operating Expenses

Operating expenses consist of specifically identified product development, sales, general and administrative and associated legal, consulting, payroll and other expenses for Saflink Corporation’s Registered Traveler Solutions Group. In addition, operating expenses include an allocation of Saflink Corporation occupancy and indirect general and administrative expenses.

The following is a description of operating expenses incurred by the Company for the periods presented:

Product Development – Product development expenses consist primarily of salaries, benefits, stock-based compensation, supplies and materials for software developers, hardware engineers and product architects that were focused on development of the Company’s Registered Traveler solution. Product development expenses also include fees paid for outsourced software development and hardware design and an allocation of Saflink Corporation’s occupancy expenses.

Sales, General and Administrative – Sales, general and administrative expenses consist primarily of salaries, bonuses, and stock-based compensation earned by sales and general and administrative personnel. Sales, general and administrative expenses also include trade shows, advertising and promotional expenses, legal and consulting fees, travel and entertainment costs, and an allocation of Saflink Corporation’s occupancy and indirect general and administrative expenses.

Stock-Based Compensation

Prior to incorporation, the Company’s employees were issued certain stock options under the Saflink Corporation 2000 Stock Incentive Plan. These options were expensed using the fair value method as described in Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share Based Payment” (“SFAS 123R”) and the expense related to the Company’s employees has been reflected in the accompanying financial statements. The Company has established the FLO Corporation 2007 Equity Incentive Plan but, as of October 5, 2007, has made no awards under it.

Recently Issued Accounting Standards

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109” (“FIN 48”) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no liability for unrecognized income tax benefits at June 30, 2007.

In May 2007, the FASB issued FSP FIN 48-1, Definition of a Settlement in FASB Interpretation No. 48 (“FSP FIN 48-1”). FSP FIN 48-1 clarifies when a tax position is considered settled under FIN 48. Under FSP FIN 48-1, a tax position is considered “effectively settled” upon completion of the examination by the taxing authority without being legally extinguished. For “effectively settled” tax positions, a company can recognize the full amount of the tax benefit. FSP FIN 48-1 is effective upon a company’s adoption of FIN 48. FSP FIN 48-1 did not have a material impact on the Company’s financial position or results of operations.

The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. At June 30, 2007, the Company had no accrued interest related to uncertain tax positions and no accrued penalties.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to provide additional information that will help investors and other financial statement users to more easily understand the effect of the company’s choice to use fair value on its earnings. Finally, SFAS 159 requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157 (see below). The Company is currently assessing the impact of SFAS 159 which it will be required to adopt no later than the first quarter of its 2008 fiscal year.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and also expands information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other accounting standards require or permit assets and liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact of SFAS 157 which it will be required to adopt no later than the first quarter of its 2008 fiscal year.

4. Comprehensive Loss

For the six months ended June 30, 2007, and 2006, the Company had no components of other comprehensive loss; accordingly, total comprehensive loss equaled the net loss for the respective periods.

5. Segment Information

In accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information,” operating segments are defined as revenue-producing components of an enterprise for which discrete financial information is available and whose operating results are regularly reviewed by the Company’s chief operating decision maker. The Company’s management and chief operating decision maker review financial information on a condensed basis and, therefore, the Company operated as single segment for all periods presented.

6. Subsequent Events

Series A Preferred Stock Issuances

On July 3, 2007, the Company raised approximately $4.7 million through the private placement to accredited investors of approximately 522 shares of its Series A preferred stock. The aggregate consideration for the preferred stock consisted of approximately $4.5 million in cash and the assignment to the Company of $166,667 of outstanding 8% convertible debentures issued by Saflink Corporation. Each share of preferred stock is convertible into 4,000 shares of common stock at a conversion price of $2.25 per common share. The Series A preferred stock has an 8% per year cumulative dividend, payable annually or upon conversion on a pro-rated basis. In connection with this financing, the Company issued to these investors Series A-1 warrants to purchase an aggregate of 1,024,451 shares of its common stock, at an exercise price of $3.00 per share, and Series A-2 warrants to purchase an aggregate of 1,024,451 shares of its common stock, at an exercise price of $4.00 per share. Both series of warrants are exercisable a period five years and contain customary anti-dilution provisions. Concurrent with this financing, the Company issued 1,793,118 shares of its common stock to Saflink.

On August 24, 2007, the Company raised approximately $4.5 million through the private placement to accredited investors of approximately 494 shares of its Series A preferred stock. In connection with this closing, the Company issued to these investors Series A-1 warrants to purchase an aggregate of 988,666 shares of its common stock, at an exercise price of $3.00 per share, and Series A-2 warrants to purchase an aggregate of 988,666 shares of its common stock, at an exercise price of $4.00 per share.

On August 24, 2007, upon closing sales of its Series A preferred stock for an aggregate amount in excess of $6.0 million, the Company triggered the automatic conversion of the convertible promissory notes sold in April 2007. Accordingly, the Company converted the $3.6 million of principal and accrued, but unpaid, interest related to the convertible promissory notes into approximately 445 shares of its Series A preferred stock. In connection with this conversion, the Company issued to these investors Series A-1 warrants to purchase an aggregate of 890,399 shares of its common stock, at an exercise price of $3.00 per share, and Series A-2 warrants to purchase an aggregate of 890,399 shares of its common stock, at an exercise price of $4.00 per share.

Also on August 24, 2007, the Company canceled and applied the approximately $1.9 million in assigned debt from previous financing rounds against the principal balance of the note payable due to Saflink Corporation and paid Saflink Corporation the approximately $2.2 million remaining balance in cash, which satisfied the note in full.

On September 13, 2007, the Company raised an additional $197,000 through the private placement to accredited investors of approximately 22 shares of its Series A preferred stock. In connection with this closing, the Company issued to these investors Series A-1 warrants to purchase an aggregate of 43,777 shares of its common stock, at an exercise price of $3.00 per share, and Series A-2 warrants to purchase an aggregate of 43,777 shares of its common stock, at an exercise price of $4.00 per share.

Acquisition of rtGO Registered Traveler Business

On October 5, 2007, the Company entered into an asset purchase agreement with Unisys Corporation under which the Company agreed to purchase Unisys Corporation’s rtGO Registered Traveler business for $8.0 million. The assets the Company agreed to acquire include enrollment and verification kiosks and related equipment, intellectual property, prepaid rtGO memberships, the designation and certification of Unisys Corporation’s Registered Traveler technology under the Support Anti-terrorism by Fostering Effective Technologies Act, or SAFETY Act, and certain material contracts used in Unisys Corporation’s rtGO Registered Traveler business. In exchange for the assets, the Company agreed to pay Unisys $8.0 million and to assume certain liabilities related to the assets, including liabilities under assumed contracts and prepaid rtGO memberships.

The transaction is subject to customary conditions to close, including the consent to assignment of certain agreements and the approval of the U.S. Department of Homeland Security, to the transfer of the designation and certification of Unisys’s Registered Traveler technology under the SAFETY Act. The asset purchase agreement contains customary representations, warranties, covenants and indemnities. The Company expects to close the transaction during the fourth quarter of 2007. The Company expects to integrate its solution and the rtGO solution and to assume Unisys Corporation’s operation of the Registered Traveler program at Reno/Tahoe International Airport (RNO) following completion of the transaction.

Currently, the Company does not have sufficient funds to complete the rtGO acquisition and does not have any arrangements in place for any future financings. The Company intends to pay for the acquisition by releasing $1.2 million currently in escrow, deposited in connection with the acquisition, and paying the remaining $6.8 million in cash from a future financing.

FLO CORPORATION

(A Development Stage Company)

CONDENSED BALANCE SHEETS

(Unaudited)

(In thousands)

	June 30, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$401	$—
Prepaid expenses and other current assets	185	—

Total current assets	586	—
Furniture and equipment, net of accumulated depreciation of $19 and $17 as of June 30, 2007, and December 31, 2006, respectively	11	28
Debt issuance costs, net	174	—

Total assets	$771	$28

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$358	$163
Accrued expenses	721	44
Note payable to parent company	4,123	—
Convertible promissory notes	3,542	—

Total current liabilities	8,744	207

Total liabilities	8,744	207
Stockholders’ deficit:
Common stock, $0.01 par value:
Authorized—100,000,000 and 0 shares as of June 30, 2007 and December 31, 2006, respectively
Issued—100 and 0 shares as of June 30, 2007 and December 31, 2006, respectively	—	—
Investment from parent company	—	3,490
Losses accumulated during development stage	(7,973)	(3,669)

Total stockholders’ deficit	(7,973)	(179)

Total liabilities and stockholders’ deficit	$771	$28

See accompanying notes to unaudited condensed financial statements.

FLO CORPORATION

(A Development Stage Company)

CONDENSED STATEMENTS OF EXPENSES

(Unaudited)

(In thousands)

	Six months ended June 30,		From Inception (June 1, 2005) through June 30, 2007
	2007	2006
Operating expenses:
Product development	$381	$703	$1,606
Sales, general and administrative	2,042	714	4,486

Total operating expenses	2,423	1,417	6,092

Operating loss	(2,423)	(1,417)	(6,092)
Interest expense	(204)	—	(204)
Other income	29	—	29

Net loss	$(2,598)	$(1,417)	$(6,267)

See accompanying notes to unaudited condensed financial statements.

FLO CORPORATION

(A Development Stage Company)

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Six months ended June 30,		From Inception (June 1, 2005) through June 30, 2007
	2007	2006
Cash flows from operating activities:
Net loss	$(2,598)	$(1,417)	$(6,267)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4	6	21
Non-cash interest expense	48	—	48
Impairment loss on furniture and equipment	13	—	13
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(185)	—	(185)
Accounts payable	195	—	358
Accrued expenses	677	(19)	721

Net cash used in operating activities	(1,846)	(1,430)	(5,291)

Cash flows from investing activities:
Purchase of furniture and equipment	—	(19)	(45)

Net cash provided by investing activities	—	(19)	(45)

Cash flows from financing activities:
Proceeds from issuance of convertible promissory notes, net of issuance costs	1,543	—	1,543
Payments on note payable	(400)	—	(400)
Investment from parent company	1,104	1,449	4,594

Net cash provided by financing activities	2,247	1,449	5,737

Net increase in cash and cash equivalents	401	—	401
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at end of period	$401	$—	$401

See accompanying notes to unaudited condensed financial statements.

FLO CORPORATION

(A Development Stage Company)

CONDENSED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(Unaudited)

(In thousands)

	Investment from parent company	Accumulated deficit	Total stockholders’ deficit
Balance at June 1, 2005	$—	$—	$—
Net loss attributable to common stockholders	—	(436)	(436)
Investment from parent company	424	—	424

Balance at December 31, 2005	424	(436)	(12)

Net loss attributable to common stockholders	—	(3,233)	(3,233)
Investment from parent company	3,066	—	3,066

Balance at December 31, 2006	3,490	(3,669)	(179)
Net loss attributable to common stockholders	—	(2,598)	(2,598)
Investment from parent company	1,104	—	1,104
Issuance of note payable to parent for Registered Traveler business	(4,594)	(1,706)	(6,300)

Balance at June 30, 2007	$—	$(7,973)	$(7,973)

See accompanying notes to unaudited condensed financial statements.

FLO CORPORATION

(A Development Stage Company)

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

1. Description of Business

FLO Corporation (the “Company”) offers a comprehensive solution for the Registered Traveler program (“RT program”), which is administered by the U.S. Transportation Security Administration (the “TSA”). The Registered Traveler program is designed to identify air passengers who pose a minimal security risk and then to provide those passengers with access to faster and simpler processing at airport security checkpoints.

The Company has designed its solution to provide Registered Traveler program enrollment services using enrollment stations, credentialing of TSA-approved registered travelers through the issuance of a proprietary smart card, and registered traveler authentication services at security checkpoints using authentication kiosks. The smart cards the Company expects to issue to registered travelers are designed to be both secure and interoperable with Registered Traveler authentication stations deployed by other TSA-approved service providers. As a result, registered travelers who enroll with the Company would be able to use the Company’s smart cards at any airport participating in the Registered Traveler program.

The Company was incorporated in the State of Delaware on March 9, 2007, as a wholly-owned subsidiary of Saflink Corporation, a security solutions company. The Company maintains its headquarters in Chantilly, Virginia. Prior to March 9, 2007, the Company began operation on June 1, 2005 as a division of Saflink Corporation known as the Registered Traveler Solutions Group. Saflink Corporation was incorporated in the State of Delaware on October 23, 1991, and maintained its headquarters in Kirkland, Washington.

The Company reports as a development stage company because planned principal operations have not commenced and there have been no revenues generated to date.

2. Liquidity and Capital Resources

These condensed financial statements have been prepared assuming that the Company will continue as a going concern. As further discussed below, the Company has incurred recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. These condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has been unable to generate net income from operations. The Company has accumulated net losses of approximately $8.0 million since its inception through June 30, 2007, and has continued to accumulate net losses since June 30, 2007. While the Company operated as a division and wholly-owned subsidiary of Saflink Corporation, the Company’s operations were financed through contributed capital from Saflink Corporation. The Company financed operations during the six months ended June 30, 2007, primarily from the issuance of approximately $3.5 million of convertible promissory notes accruing interest at 8% per annum, which included net cash proceeds of approximately $1.8 million. As of June 30, 2007, the Company’s principal source of liquidity consisted of $401,000 of cash and cash equivalents, while it had a working capital deficit of $8.2 million.

On April 16, 2007, the Company issued approximately $3.5 million of convertible promissory notes (the “Notes”) in a private placement. The Notes bear interest at 8% per year and are due on April 1, 2008. The Notes are convertible into equity upon the Company’s completion of an equity offering or series of offerings that yields the Company gross proceeds of at least $6.0 million. The aggregate consideration for the Notes consisted of approximately $1.8 million in cash, the assignment to the Company of approximately $1.6 million of outstanding 8% convertible debentures issued by its parent company, Saflink Corporation, and the assignment to the Company of a $140,000 promissory note also issued by Saflink Corporation. Total cash received by the Company was approximately $1.5 million, net of issuance costs of $222,000. For additional information regarding the Notes, see Note 5 – Stockholders’ Equity and Convertible Promissory Notes, under the heading April 2007 Promissory Notes.

The Company entered into an Asset Purchase and Contribution Agreement with Saflink, effective April 16, 2007, pursuant to which it acquired all of Saflink Corporation’s assets and certain liabilities of Saflink’s Registered Traveler business, in exchange for a promissory note with a principal amount of $6.3 million. The promissory note bears interest at 8% per year and matures on April 16, 2008. Under the terms of the note, the principal outstanding becomes immediately due and payable in full upon an event of default or if the Company (a) merges or consolidates with or into any other entity, or upon any other reorganization of the Company, in which the holders of outstanding capital stock do not retain a majority of the voting power of the surviving entity or its parent in substantially the same relative proportions as immediately prior to the transaction, (b) sells all or substantially all of the its assets, or (c) issues 20% or more of its capital stock. Payment on the note may be in the form of cash or through the cancellation of outstanding debentures or promissory note issued by Saflink Corporation that has been assigned to the Company. The Company made payments to Saflink Corporation totaling $400,000 during May 2007 and $1.8 million during July 2007, all of which was applied against the principal balance of the note.

The following table summarizes the balance of the Company’s note payable to Saflink Corporation as of June 30, 2007 (in thousands):

Principal amount of promissory note issued on April 16, 2007	$6,300
Saflink Corporation debentures and promissory notes assigned to the Company on April 16, 2007 (applied against principal balance)	(1,777)
Cash payments remitted to Saflink Corporation	(400)

Note payable to Saflink as of June 30, 2007	$4,123

On July 3, 2007, the Company raised approximately $4.7 million through the private placement to accredited investors of approximately 522 shares of the Company’s Series A preferred stock. The aggregate consideration for the preferred stock consisted of approximately $4.5 million in cash and the assignment to the Company of $166,667 of outstanding 8% convertible debentures issued by Saflink Corporation.

On August 24, 2007, the Company raised approximately $4.5 million through the private placement to accredited investors of approximately 494 shares of its Series A preferred stock. Upon closing of this round of financing, the Company converted the $3.5 million of convertible promissory notes issued in April 2007 to preferred shares the Company, which included the cancellation of the $1.9 million of Saflink Corporation convertible debentures assigned to the Company in previous financing rounds, which was applied against the principal balance of the note payable to Saflink Corporation. Also, on August 24, 2007, the Company paid the remaining $2.2 million balance on the note payable to Saflink Corporation in cash. As of August 24, 2007, the Company had no outstanding notes payable or convertible promissory notes.

On September 13, 2007, the Company raised an additional $197,000 through the private placement to accredited investors of approximately 22 shares of its Series A preferred stock. In connection with this closing, the Company issued to these investors Series A-1 warrants to purchase up to an aggregate of 43,777 shares of its common stock with an exercise price of $3.00 per share, and Series A-2 warrants to purchase up to an aggregate of 43,777 shares of its common stock with an exercise price of $4.00 per share. This was the final issuance in the Series A preferred stock financing.

For additional information on the July 3, 2007, August 24, 2007, and September 13, 2007 preferred stock issuances, see Note 8 – Subsequent Events, under the headings Series A Preferred Stock Issuances.

3. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation and Principles of Consolidation

The capital structure presented in these condensed financial statements is that of FLO Corporation.

Condensed Financial Statements

The accompanying condensed financial statements present unaudited interim financial information and therefore do not contain certain information included in the annual financial statements of FLO Corporation.

Use of Estimates

The condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Preparation of the condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and expenses for the periods. Actual results could differ from those estimates. Significant estimates used in preparation of the condensed audited financial statements include the allocation of compensation and related benefits of Saflink Corporation employees, as well as occupancy and general and administrative expenses, between activities related to the Registered Traveler program and Saflink Corporation’s other operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Stock-Based Compensation

Prior to incorporation, the Company’s employees were issued certain stock options under the Saflink Corporation 2000 Stock Incentive Plan. These options were expensed using the fair value method as described in Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share Based Payment” (“SFAS 123R”) and the expense related to the Company’s employees has been reflected in the accompanying financial statements. The Company has established the FLO Corporation 2007 Equity Incentive Plan but, as of October 5, 2007, has made no awards under it.

Recently Issued Accounting Standards

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109” (“FIN 48”) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no liability for unrecognized income tax benefits at June 30, 2007.

In May 2007, the FASB issued FSP FIN 48-1, Definition of a Settlement in FASB Interpretation No. 48 (“FSP FIN 48-1”). FSP FIN 48-1 clarifies when a tax position is considered settled under FIN 48. Under FSP FIN 48-1, a tax position is considered “effectively settled” upon completion of the examination by the taxing authority without being legally extinguished. For “effectively settled” tax positions, a company can recognize the full amount of the tax benefit. FSP FIN 48-1 is effective upon a company’s adoption of FIN 48. FSP FIN 48-1 did not have a material impact on the Company’s financial position or results of operations.

The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. At June 30, 2007, the Company had no accrued interest related to uncertain tax positions and no accrued penalties.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to provide additional information that will help investors and other financial statement users to more easily understand the effect of the company’s choice to use fair value on its earnings. Finally, SFAS 159 requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157 (see below). The Company is currently assessing the impact of SFAS 159 which it will be required to adopt no later than the first quarter of its 2008 fiscal year.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and also expands information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other accounting standards require or permit assets and liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact of SFAS 157 which it will be required to adopt no later than the first quarter of its 2008 fiscal year.

4. Business Combination

On April 16, 2007, the Company entered into an Asset Purchase and Contribution Agreement with its parent company, Saflink Corporation, pursuant to which it acquired all of Saflink’s assets and certain liabilities of Saflink’s Registered Traveler (RT) business, in exchange for a promissory note with a principal amount of $6.3 million. Pursuant to the agreement, the Company acquired approximately $12,000 in furniture and equipment, and assumed certain contracts and acquired tradenames related to the RT business. In addition, Saflink employees who primarily worked on the RT program transferred their employment to the Company. Liabilities assumed in the transaction included approximately $181,000 in accounts payable related to the RT business and approximately $68,000 in accrued paid time-off related to the transferred employees. The Company applied guidance from SFAS No. 141, “Business Combinations” and Accounting Principals Board (“APB”) Opinion No. 16, “Business Combinations,” and concluded that this transaction should be accounted for as a transaction between entities under common control. Accordingly, upon the consummation of this agreement, the Company reclassified the approximately $4.6 million recorded as investment from parent to investment from parent company. In addition, the Company recorded the approximately $6.3 million note payable to Saflink as a debit to investment from parent company to the extent that investment from parent company was zero and recorded the approximately $1.7 million remaining to accumulated deficit.

5. Stockholders’ Equity and Convertible Promissory Notes

April 2007 Promissory Notes

On April 16, 2007, the Company issued approximately $3.5 million of Notes in a private placement. The Notes bear interest at 8% per year and are due April 1, 2008. The Notes are convertible into equity upon the completion of an equity offering or series of offerings that yields the Company gross proceeds of at least $6.0 million. The aggregate consideration for the Notes consisted of approximately $1.8 million in cash, the assignment to the Company of approximately $1.6 million of outstanding 8% convertible debentures issued by Saflink Corporation, and the assignment to the Company of a $140,000 promissory note also issued by Saflink Corporation to a related party. Total cash received by the Company was approximately $1.5 million, which is net of $222,000 in issuance costs for banking and other fees. The issuance costs related to these promissory notes have been recorded as a long-term asset and are being amortized over the term of the Notes to interest expense. The Company applied the guidance of Emerging Issue Task Force (“EITF”) No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF No. 00-27, “Application of Issue No. 98-5 Certain Convertible Instruments” and concluded that the beneficial conversion feature contained in the Notes is a contingent event and the Company was unable to calculate the number of shares that would be issued upon conversion of the Notes as of the issuance date of April 16, 2007. Accordingly, the Company will not recognize any charge related to the beneficial conversion feature until the contingency is resolved.

6. Comprehensive Loss

For the six months ended June 30, 2007, and 2006, the Company had no components of other comprehensive loss; accordingly, total comprehensive loss equaled the net loss for the respective periods.

7. Segment Information

In accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information,” operating segments are defined as revenue-producing components of an enterprise for which discrete financial information is available and whose operating results are regularly reviewed by the Company’s chief operating decision maker. The Company’s management and chief operating decision maker review financial information on a condensed basis and, therefore, the Company operated as single segment for all periods presented.

8. Subsequent Events

Series A Preferred Stock Issuances

On July 3, 2007, the Company raised approximately $4.7 million through the private placement to accredited investors of approximately 522 shares of its Series A preferred stock. The aggregate consideration for the preferred stock consisted of approximately $4.5 million in cash and the assignment to the Company of $166,667 of outstanding 8% convertible debentures issued by Saflink Corporation. Each share of preferred stock is convertible into 4,000 shares of common stock at a conversion price of $2.25 per common share. The Series A preferred stock has an 8% per year cumulative dividend, payable annually or upon conversion on a pro-rated basis. In connection with this financing, the Company issued to these investors Series A-1 warrants to purchase an aggregate of 1,024,451 shares of its common stock, at an exercise price of $3.00 per share, and Series A-2 warrants to purchase an aggregate of 1,024,451 shares of its common stock, at an exercise price of $4.00 per share. Both series of warrants are exercisable a period five years and contain customary anti-dilution provisions. Concurrent with this financing, the Company issued 1,793,118 shares of its common stock to Saflink.

On August 24, 2007, the Company raised approximately $4.5 million through the private placement to accredited investors of approximately 494 shares of its Series A preferred stock. In connection with this closing, the Company issued to these investors Series A-1 warrants to purchase an aggregate of 988,666 shares of its common stock, at an exercise price of $3.00 per share, and Series A-2 warrants to purchase an aggregate of 988,666 shares of its common stock, at an exercise price of $4.00 per share.

On August 24, 2007, upon closing sales of its Series A preferred stock for an aggregate amount in excess of $6.0 million, the Company triggered the automatic conversion of the convertible promissory notes sold in April 2007. Accordingly, the Company converted the $3.6 million of principal and accrued, but unpaid, interest related to the convertible promissory notes into approximately 445 shares of its Series A preferred stock. In connection with this conversion, the Company issued to these investors Series A-1 warrants to purchase an aggregate of 890,399 shares of its common stock, at an exercise price of $3.00 per share, and Series A-2 warrants to purchase an aggregate of 890,399 shares of its common stock, at an exercise price of $4.00 per share.

Also on August 24, 2007, the Company canceled and applied the approximately $1.9 million in assigned debt from previous financing rounds against the principal balance of the note payable due to Saflink Corporation and paid Saflink Corporation the approximately $2.2 million remaining balance in cash, which satisfied the note in full.

On September 13, 2007, the Company raised an additional $197,000 through the private placement to accredited investors of approximately 22 shares of its Series A preferred stock. In connection with this closing, the Company issued to these investors Series A-1 warrants to purchase an aggregate of 43,777 shares of its common stock, at an exercise price of $3.00 per share, and Series A-2 warrants to purchase an aggregate of 43,777 shares of its common stock, at an exercise price of $4.00 per share.

Acquisition of rtGO Registered Traveler Business

On October 5, 2007, the Company entered into an asset purchase agreement with Unisys Corporation under which the Company agreed to purchase Unisys Corporation’s rtGO Registered Traveler business for $8.0 million. The assets the Company agreed to acquire include enrollment and verification kiosks and related equipment, intellectual property, prepaid rtGO memberships, the designation and certification of Unisys Corporation’s Registered Traveler technology under the Support Anti-terrorism by Fostering Effective Technologies Act, or SAFETY Act, and certain material contracts used in Unisys Corporation’s rtGO Registered Traveler business. In exchange for the assets, the Company agreed to pay Unisys $8.0 million and to assume certain liabilities related to the assets, including liabilities under assumed contracts and prepaid rtGO memberships.

The transaction is subject to customary conditions to close, including the consent to assignment of certain agreements and the approval of the U.S. Department of Homeland Security, to the transfer of the designation and certification of Unisys’s Registered Traveler technology under the SAFETY Act. The asset purchase agreement contains customary representations, warranties, covenants and indemnities. The Company expects to close the transaction during the fourth quarter of 2007. The Company expects to integrate its solution and the rtGO solution and to assume Unisys Corporation’s operation of the Registered Traveler program at Reno/Tahoe International Airport (RNO) following completion of the transaction.

Currently, the Company does not have sufficient funds to complete the rtGO acquisition and does not have any arrangements in place for any future financings. The Company intends to pay for the acquisition by releasing $1.2 million currently in escrow, deposited in connection with the acquisition, and paying the remaining $6.8 million in cash from a future financing. We may not be able to secure sufficient financing to complete the rtGO acquisition or other additional financing on favorable terms, or at all.

PART III

Items 1 & 2 Index to Exhibits and Description of Exhibits

EXHIBIT INDEX

				Incorporated by Reference
Exhibit No. (as filed)	Form 1-A Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date
3.1	2.1	Amended and Restated Certificate of Incorporation of FLO Corporation	X

3.2	2.2	Bylaws of FLO Corporation	X

4.1	3.1	Registration Rights Agreement, dated as of July 3, 2007, between FLO Corporation and the investors signatory thereto, and Amendment No. 1 thereto	X

4.2	3.2	Form of Series A-1 Warrant and Series A-2 Warrant	X

4.3	3.3	Form of Placement Agent Warrant	X

10.1	6.1	Asset Purchase and Contribution Agreement, dated as of April 16, 2007, by and between FLO Corporation and Saflink Corporation	X

10.2	6.2	Transition Services Agreement, dated as of April 16, 2007, by and between FLO Corporation and Saflink Corporation	X

10.3	6.3	2007 Equity Incentive Plan and related agreements	X

10.4	6.4	Employment Agreement, dated as of May 29, 2007, by and among FLO Corporation and Luke Thomas	X

10.5	6.5	Employment Agreement, dated as of March 31, 2007, by and among FLO Corporation and Fred Fischer	X

10.6	6.7	Asset Purchase Agreement, dated as of October 5, 2007, between the registrant and Unisys Corporation	*

*	To be filed by amendment.

III-1

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FLO CORPORATION
(Registrant)

Date: October 5, 2007	By:	/s/ Glenn L. Argenbright
	Name:	Glenn L. Argenbright
	Title:	President, Chief Executive Officer and Secretary

III-2

EXHIBIT INDEX

				Incorporated by Reference
Exhibit No. (as filed)	Form 1-A Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date
3.1	2.1	Amended and Restated Certificate of Incorporation of FLO Corporation	X

3.2	2.2	Bylaws of FLO Corporation	X

4.1	3.1	Registration Rights Agreement, dated as of July 3, 2007, between FLO Corporation and the investors signatory thereto, and Amendment No. 1 thereto	X

4.2	3.2	Form of Series A-1 Warrant and Series A-2 Warrant	X

4.3	3.3	Form of Placement Agent Warrant	X

10.1	6.1	Asset Purchase and Contribution Agreement, dated as of April 16, 2007, by and between FLO Corporation and Saflink Corporation	X

10.2	6.2	Transition Services Agreement, dated as of April 16, 2007, by and between FLO Corporation and Saflink Corporation	X

10.3	6.3	2007 Equity Incentive Plan and related agreements	X

10.4	6.4	Employment Agreement, dated as of May 29, 2007, by and among FLO Corporation and Luke Thomas	X

10.5	6.5	Employment Agreement, dated as of March 31, 2007, by and among FLO Corporation and Fred Fischer	X

10.6	6.7	Asset Purchase Agreement, dated as of October 5, 2007, between the registrant and Unisys Corporation	*

*	To be filed by amendment.